EXHIBIT 2.1

EXECUTION VERSION

DATED 24 August 2025

Keurig Dr Pepper Inc.

and

JDE Peet’s N.V.

MERGER PROTOCOL

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SCHEDULE 5	(NON-FINANCIAL COVENANTS)	79
1.	STRATEGY AND STRUCTURE	79
2.	DEVELOPMENT AND SOURCING	79
3.	EMPLOYEES	79
4.	MINORITY SHAREHOLDERS	79
5.	FINANCING	80
SCHEDULE 6	(BINDING ADVICE)	81
DEFINITIONS SCHEDULE		82

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THIS MERGER PROTOCOL (the "Merger Protocol") is made on 24 August 2025,

BETWEEN:

(1)	JDE Peet’s N.V., a public limited company incorporated under the laws of the Netherlands with its corporate seat in Amsterdam, the Netherlands (the "Company");
(2)	Keurig Dr Pepper, Inc., a company incorporated under the laws of Delaware with its corporate seat in Burlington, Massachusetts, United States of America (the "Offeror").

The parties to this Merger Protocol are hereinafter collectively referred to as the "Parties" and individually as a "Party".

RECITALS:

(1)	The Company is a public company listed on Euronext in Amsterdam, a regulated market of Euronext Amsterdam N.V. ("Euronext Amsterdam").
(2)	The Company is engaged in the business of developing, producing, marketing and distributing coffee and tea products.
(3)	On the date of this Merger Protocol, the authorised share capital of the Company amounts to EUR 20,000,000 and comprises 1,000,000,000 ordinary shares (the "Ordinary Shares") with a nominal value of EUR 0.01 each and 1,000,000,000 preference shares (the "Preference Shares") with a nominal value of EUR 0.01 each.
(4)	On the date of this Merger Protocol, a total number of 488,178,642 Ordinary Shares are issued (the "Issued Shares"), of which 4,415,383 are held by the Company (the "Treasury Shares"). On the date of this Merger Protocol, no Preference Shares are issued and outstanding.
(5)	Attached as Schedule 1 (Company Equity Incentives) is an overview of the vested and unvested share- and option-based compensation for Ordinary Shares granted under the Company Equity Plans as outstanding on the date of this Merger Protocol (the "Equity Incentives").
(6)	The Issued Shares (excluding any Treasury Shares) plus any shares issued by the Company pursuant to the Company Equity Plans prior to or at the Tender Closing Date (as defined in Clause 3.5.1), are for the purposes of this Merger Protocol collectively referred to as the "Shares", and the holders of such Shares from time to time to be collectively referred to as the "Shareholders".
(7)	On the date of this Merger Protocol, neither the Offeror nor any member of the Offeror Group holds any Shares.
(8)	The Offeror and the Company wish to enter into a transaction that will result in the Offeror acquiring the Company and its business to be effected through a full public offer to be made by the Offeror in cash for all Shares (the "Offer" and, together with the transactions contemplated in connection therewith as described in this Merger Protocol, including to the extent applicable, the Buy-Out Proceedings and the Post-Closing Restructuring Measures, the "Transaction"). The Company has carefully considered the interests of its stakeholders
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and the rationale for the Transaction, including the importance of the Offeror owning 100% of the Shares or the Company's assets and operations following completion of the Transaction.

(9)	The Offeror and the Company entered into a reciprocal non-disclosure agreement on 24 July 2025 (the "Confidentiality Agreement").
(10)	The Offeror, together with its advisors, performed a due diligence investigation into, inter alia, the commercial, operational, financial, treasury, IP, Tax, HR and legal aspects of the Group and its businesses to its satisfaction.
(11)	The board of the Company (the "Board") has received a fairness opinion from its financial advisor Bank of America Europe DAC, Amsterdam branch, to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions set forth in such Fairness Opinion (i) the Offer Price (as defined in Clause 3.4.1) to be paid to the Shareholders pursuant to the Offer, is fair from a financial point of view, to the Shareholders, and (ii) the purchase price for the shares in the capital of (a) Company Sub under the Merger Share Sale is fair to Company Holdco and (b) Company Splitco under the Demerger Share Sale is fair to the Company, in each case from a financial point of view (the "Fairness Opinion").
(12)	The non-executive directors and the executive director of the Board have, on or about the date hereof, executed irrevocable undertakings (the "Board Irrevocables") pursuant to which they have agreed with the Offeror, subject to the terms of the Board Irrevocables, to tender their Shares held by them in the Offer and tender their resignation subject to Settlement.
(13)	The Company's major shareholder, Acorn Holdings B.V. (the "Major Shareholder"), has, on or about the date hereof, executed an irrevocable undertaking (the "Shareholder Irrevocable" and together with the Board Irrevocables, the "Irrevocable Undertakings") pursuant to which it agreed with the Offeror that it will accept the Offer in respect of all Shares that it held at the date of such Shareholder Irrevocable and/or will acquire after the date thereof and that it shall tender such Shares to the Offeror in accordance with the terms and conditions of the Offer and the Shareholder Irrevocable.
(14)	The Company has received from the Offeror the fully executed Debt Financing Documents, copies of which are attached to this Merger Protocol as Schedule 3 (Debt Financing Documents).
(15)	With due observance of its fiduciary duties and after due and careful consideration, the Board has (i) unanimously approved the terms of this Merger Protocol, and (ii) resolved to, subject to and in accordance with the terms and conditions of this Merger Protocol, take such action as is required for the Company to enter into and execute this Merger Protocol and to fully support and unanimously recommend the Offer to the shareholders of the Company.
(16)	The board of directors of the Offeror has (i) determined that this Merger Protocol and the Transaction are fair to, and in the best interests of, the Offeror and the Offeror’s shareholders, (ii) approved and declared advisable the terms of this Merger Protocol and the Transaction, (iii) resolved to, subject to and in accordance with the terms and conditions of this Merger Protocol, take such action as is required for the Offeror to enter
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into and execute this Merger Protocol, and (iv) confirmed that, to the extent not already obtained prior to the date of this Merger Protocol, no internal approval of the Offeror is required in connection with the entry into and the execution of this Merger Protocol by the Offeror.

(17)	The Offeror and the Company have reached conditional agreement (voorwaardelijke overeenstemming) on the terms and conditions of the Transaction and wish to set out in this Merger Protocol their respective rights and obligations to make and effectuate the Offer and to implement the Transaction.

IT IS AGREED as follows:

1.	Interpretation

In this Merger Protocol, capitalised terms have the meaning set out in the Definitions Schedule and, unless the context dictates otherwise:

1.1.1.	the masculine gender shall include the feminine and the neuter and vice versa;
1.1.2.	references to a person shall include a reference to any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, unincorporated association, organization, including a government or political subdivision or an agency or instrumentality thereof or other entity of any kind or nature;
1.1.3.	references to a "Party" shall also refer to its successors in title, permitted assignees and permitted transferees;
1.1.4.	the words "hereof", "hereunder" and "herein" when used in this Merger Protocol, shall refer to this Merger Protocol as a whole, and not any particular provision;
1.1.5.	references to "include" and "including" shall be treated as references to "include without limitation" or "including without limitation";
1.1.6.	words in the singular shall include the plural and vice versa;
1.1.7.	references to "€" or "Euros" shall mean European Union Euros;
1.1.8.	reference to "$" or "USD" shall mean the U.S. dollar;
1.1.9.	references to Clauses and Schedules are references to clauses and schedules to this Merger Protocol and include the matters referred to in such clauses and schedules;
1.1.10.	the Schedules to this Merger Protocol constitute an integral part of this Merger Protocol;
1.1.11.	references to "law" and "laws" shall be treated as references to any law, regulation, rule, regulation, directive, covenant, guideline, standard, circular or general policy rule of any governmental or regulatory body in any jurisdiction in force from time to time, as amended, modified, codified, re-enacted,
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supplemented or superseded in whole or in part; and

1.1.12.	the headings are for identification only and shall not affect the interpretation of this Merger Protocol.
2.	The Transaction

Each Party shall fully cooperate with the other Party in progressing and pursuing the Transaction and shall use its reasonable best efforts to facilitate and procure the implementation of the Transaction and the Offer, in each case in accordance with the terms and subject to the conditions of this Merger Protocol.

3.	The OFFER
3.1.	First Announcement

Promptly upon execution of this Merger Protocol and in any event prior to the opening of the first (1st) trading day on Euronext Amsterdam following the execution of this Merger Protocol, the Parties will jointly issue a press release (the "First Announcement"), a copy of which is attached as Schedule 2 (Press Release), announcing that the Offeror and the Company have reached conditional agreement (voorwaardelijke overeenstemming) on the terms of the Transaction. At such time, the Parties shall make the First Announcement available on their respective websites, and shall also provide the First Announcement to (i) Euronext Amsterdam, (ii) NASDAQ Global Select Market, (iii) the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) (the "AFM"), (iv) the relevant (international) press agents, (v) the Social Economic Council (Sociaal Economische Raad), (vi) the Dutch Works Council, the European Works Council and the Trade Unions.

3.2.	The Offer

In accordance with the terms and subject to the conditions of this Merger Protocol, including the satisfaction or waiver of the Commencement Conditions (as defined in Clause 5.1), the Offeror shall make the Offer (het bod uitbrengen) within three (3) Business Days after it has been notified in writing by the AFM of the approval of the Offer Memorandum (as defined in Clause 3.6.1) (the date on which the Offer is actually made, the "Commencement Date"), provided that if by noon CET on the third (3rd) Business Day before the Ultimate Launch Date (i) the Parties do not agree on the Commencement Condition set out in Clause 5.1.12 being satisfied, (ii) a Party has initiated the Binding Advice procedure pursuant to Clause 19.3 and Schedule 6 (Binding Advice), (iii) it is reasonably likely that the Binding Advice will not have been obtained ultimately on the Ultimate Launch Date, and (iv) the Offeror has not waived such Commencement Condition in accordance with the terms and subject to the conditions of this Merger Protocol, the Offeror shall promptly submit an emergency exemption request to the AFM to suspend the Offeror from having to make the Offer (het bod uitbrengen) until the Business Day after the Binding Advice is rendered. The Company shall provide all reasonable assistance and cooperation in relation to such exemption request. The Offeror may not, and will procure that none of its Group Companies will, make any public offer for the Shares other than in conformity with this Merger Protocol.

3.3.	Laws applicable to the Offer
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3.3.1.	Each of the Parties shall comply with, and the Offer shall be prepared, made and effectuated in accordance with the European Market Abuse Regulation (596/2014) ("MAR"), the Dutch Act on Financial Supervision (Wet op het financieel toezicht or "Wft"), the Decree on Public Takeover Bids (Besluit Openbare Biedingen Wft or the "Decree" and together with the MAR and the Wft, the "Bidding Rules"), the policy rules and instructions of the AFM as well as Euronext Amsterdam, NASDAQ Global Select Market, the Dutch Civil Code (the "DCC") and any other laws, rules and regulations, including any Competition Laws, foreign securities laws and laws on the co-determination of employees or their representatives (including the Dutch Works Council Act (Wet op de Ondernemingsraden or the "WCA") and the Dutch Merger Code (SER Fusiegedragsregels 2015 or the "Merger Code")), that apply to the Offer (collectively, the "Applicable Rules").
3.3.2.	The Parties will co-operate in ensuring that all filings and notices required by the Applicable Rules, or as otherwise required by the AFM, Euronext Amsterdam, NASDAQ Global Select Market or the SEC are timely and properly made.
3.4.	Offer Price
3.4.1.	In accordance with the terms and subject to the conditions of this Merger Protocol, the price payable by the Offeror for each Share validly tendered (or defectively tendered, if the Offeror accepts such defective tender) and delivered under the Offer shall be EUR 31.85 in cash without interest (such amount, as adjusted pursuant to Clause 3.4.2 where applicable, the "Offer Price"), provided that the Offeror shall at any time be entitled, but under no obligation whatsoever, to increase the Offer Price in accordance with the Bidding Rules.
3.4.2.	The Company shall ensure that between the date hereof and the Settlement Date (as defined in Clause 3.5.5), no dividend or other distribution is declared on the Shares, other than the prior to the date of this Merger Protocol declared EUR 0.36 dividend per share scheduled to be paid on 23 January 2026 (the "Declared Dividend"), which the Company may pay at any time of its choosing ahead of Settlement. In the event that prior to the Settlement Date, any dividend other than the Declared Dividend, or any other distribution is declared or paid on the Shares, the Offer Price per Share will be decreased by the declared or paid amount.
3.4.3.	In the event that, during the period between the date hereof and the Tender Closing Date, the number of Shares is changed into a different number of Shares as a result of reclassification, stock split, including a reverse stock split, capital increase through company funds, stock dividend or distribution, recapitalization or other similar transaction, except equity incentives settled in stock pursuant to the terms thereof in accordance with the terms of this Merger Protocol, then the Offer Price and any other amounts payable pursuant to this Merger Protocol shall be equitably adjusted, without duplication, to reflect such change, provided that, in any case, nothing in this Clause 3.4.3 shall be construed to permit the Company to take any action with respect to the Shares that is otherwise prohibited by the terms of this Merger Protocol.
3.5.	Offer Period
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3.5.1.	The Offeror shall procure that the Offer shall be open for acceptance for a period of at least eight (8) weeks and not more than ten (10) weeks starting the first (1st) Business Day after the Commencement Date (such period, as may be extended in accordance with this Merger Protocol, the "Offer Period"). The Offeror shall, subject to the satisfaction or waiver of the Offer Conditions (as defined in Clause 5.6) in accordance with this Merger Protocol, declare the Offer unconditional (gestand doen) within three (3) Business Days from the Tender Closing Date (the "Unconditional Date"). For purposes of this Merger Protocol, the "Tender Closing Date" shall be the last day, after extensions if any, of the Offer Period.
3.5.2.	If one or more of the Offer Conditions is not satisfied or waived in accordance with Clause 5.7, on the initial or any subsequent Tender Closing Date, the Offeror may, after reasonable consultation with the Company, extend the Offer Period once by no less than two (2) weeks and no more than ten (10) weeks, subject to the provisions of section 15 of the Decree or pursuant to an exemption by the AFM, provided that, if the Offer Condition relating to the Competition Condition set out in Clause 5.6.2 is not satisfied or waived, in accordance with Clause 5.7, on the Tender Closing Date, the Offeror shall, extend the Offer Period with a period that the Offeror reasonably believes is necessary to cause such Offer Condition to be satisfied, with a maximum period of ten (10) weeks.
3.5.3.	If one or more of the Offer Conditions is not satisfied or waived in accordance with Clause 5.7, on the extended Tender Closing Date (as extended pursuant to Clause 3.5.2), the Offeror may, after reasonable consultation with the Company, subject to receipt of an exemption granted by the AFM, extend the extended Offer Period for more periods of time, until such time as the Offeror reasonably believes is necessary to cause such Offer Conditions to be satisfied or waived, provided that, if the Offer Condition relating to the Competition Condition set out in Clause 5.6.2 is not satisfied or waived, in accordance with Clause 5.7, on the extended Tender Closing Date (as extended pursuant to Clause 3.5.2), the Offeror shall, subject to receipt of an exemption granted by the AFM, extend the Offer Period until such time as Offeror reasonably believes is necessary (subject to reasonable consultation with the Company) to cause such Offer Condition to be satisfied but shall not extend the Offer Period beyond the Long Stop Date. At the Offeror's request, the Company shall express in writing to the AFM its full support for the exemption request in relation to such extension, subject to the terms and conditions of this Merger Protocol.
3.5.4.	If a Party has initiated the Binding Advice procedure pursuant to Clause 19.3 and Schedule 6 (Binding Advice), the Offeror shall extend the Offer Period until such time as the Parties reasonably believe is necessary to obtain the Binding Advice, if on the Tender Closing Date (i) the Parties do not agree on the Offer Condition set out in Clause 5.6.12 being satisfied, (ii) the Offeror has not waived such Offer Condition in accordance with the terms and subject to the conditions of this Merger Protocol, and (iii) the Binding Advice has not been rendered.
3.5.5.	Transfer of the Shares validly tendered (or defectively tendered, if the Offeror accepted such defective tender) and delivered under the Offer against payment of the Offer Price (the "Settlement") shall take place within five (5) Business Days after the Unconditional Date (the "Settlement Date").
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3.5.6.	The Offeror may, if it declares the Offer unconditional, in accordance with market practice and the Applicable Rules, publicly announce a post-closing acceptance period (na-aanmeldingstermijn) of no more than two (2) weeks starting the first (1st) Business Day after it has publicly announced such post-closing acceptance period on the same terms and conditions as described in the Offer Memorandum (the "Post-Closing Acceptance Period"), provided that the Company is only required to cooperate with the implementation of the Post-Closing Restructuring Measures if and when the Offeror announces such Post-Closing Acceptance Period. The Offeror shall accept each Share that is validly tendered in the Post-Closing Acceptance Period.
3.6.	Offer Memorandum
3.6.1.	The Offeror shall prepare an offer memorandum (biedingsbericht) regarding the Offer (including all amendments and supplements thereto, the "Offer Memorandum") which, subject to the terms and conditions of this Merger Protocol, shall set forth the final agreement between the Parties in respect of the Offer and the Offeror shall procure that the Offer Memorandum complies with the Bidding Rules and shall be consistent with current Dutch market practice and this Merger Protocol. The Company shall promptly provide the Offeror all information with respect to the Group as reasonably required by the Offeror for the preparation of the Offer Memorandum. The Offeror shall give the Company reasonable opportunity to review and comment on drafts of the Offer Memorandum and the Offeror shall incorporate and reflect all comments reasonably made by the Company or any of its advisors in respect of any parts relating to the Group, this Merger Protocol or the Transaction. The Offeror shall not file the Offer Memorandum for approval with the AFM before written approval from the Company has been obtained with respect (and only with respect) to the sections relating to the Group (which approval shall not unreasonably be withheld, conditioned or delayed).
3.6.2.	The Parties shall provide each other and their respective advisors with (i) any comments or other communications, whether written or oral, that a Party or its advisors may receive from time to time from the AFM with respect to the Offer Memorandum and requests for additional information promptly after receipt of those comments and other communications, (ii) a reasonable opportunity to review and comment upon the response of the Offeror (to the extent that they are not solely relating to the Offeror) or the Company, as the case may be, to those comments, and (iii) an opportunity to participate with the other Party or its advisors in any discussions or meetings with the AFM, except for discussions that are of minor significance.
3.6.3.	Each Party shall promptly inform the other Party if any of the information in the Offer Memorandum, or any other document pursuant to which the Offer will be made in any jurisdiction, has become incomplete, inaccurate or misleading and shall fully co-operate with any requests for additional information the AFM (or any other applicable Governmental Entity) may have, and shall take all appropriate steps to correct the Offer Memorandum (or the other relevant document) or to enable the Offeror to do so, including causing, or enabling the Offeror to cause, such document, as so corrected, to be filed with the relevant stock market authorities and Governmental Entities and, at such time as to be
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reasonably agreed by the Parties, disseminated or made generally available, as and to the extent required by the Bidding Rules or Applicable Rules.

3.6.4.	The Offeror is responsible for the information contained in the Offer Memorandum except for the information provided by the Company or on the Company's behalf by external parties such as auditors, and the Company is responsible for information contained in the parts of the Offer Memorandum relating to the Group to the extent it was provided by or on behalf of the Company. The Parties shall not be responsible for the content of the Fairness Opinion or any auditors' statements to be included in the Offer Memorandum.
3.6.5.	The Offeror shall publicly announce no later than four (4) weeks after the First Announcement that the Offer Memorandum will be filed with the AFM for approval within a to be determined timeframe and shall procure that the Offer Memorandum is filed with the AFM for approval as soon as reasonably practicable and no later than twelve (12) weeks after the First Announcement.
3.6.6.	The Offeror shall draw up the Offer Memorandum in the English language and draw up a summary of the Offer Memorandum in the Dutch language, whereby the English text of the Offer Memorandum shall prevail over the Dutch summary.
3.6.7.	The Offer Memorandum shall contain one or more provisions to the effect that those Shareholders tendering their Shares under the Offer shall, as from and subject to Settlement, automatically cease to have and – by tendering their Shares under the Offer – waive any and all rights or entitlements they may have in their capacity as Shareholders or otherwise in connection with their shareholding in the Company vis-à-vis any member of the Group and any and all past and current members of the Board.
3.6.8.	Subject to the satisfaction or waiver, in accordance with this Merger Protocol, of the Commencement Conditions, the Company and the Offeror shall publicly announce the availability of the Offer Memorandum and the commencement of the Offer on the Commencement Date, and shall disseminate the Offer Memorandum in the jurisdictions on which the Offeror and the Company agree or are obliged pursuant to the Applicable Rules to make the Offer in accordance with applicable laws and regulations in such jurisdictions. The Parties shall also post the Offer Memorandum on their respective websites.
3.7.	U.S. aspects of the Offer

The Parties acknowledge and agree that the Offer shall be made in compliance with Section 14(e) of, and Regulation 14E under, the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") subject to any available exemptions, including exemptions provided by Rule 14d-1(d) under the Exchange Act for a "Tier II" tender offer.

3.8.	Recommendation
3.8.1.	The Company confirms that the Board, taking into account its fiduciary duties, has carefully considered the rationale for the Transaction, the provisions of this Merger Protocol and all other relevant facts and circumstances, and that the
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Board, having received appropriate financial and legal advice, unanimously considers the Offer, the Transaction and the related actions as contemplated in this Merger Protocol to be in the best interest of the Company, promoting the sustainable success of the business of the Company, taking into account the interests of its stakeholders, and has unanimously resolved:

(A)	to approve the terms and conditions of this Merger Protocol, the execution and entering into of this Merger Protocol by the Company, and the performance by the Company of its obligations under this Merger Protocol (including the Post-Closing Restructuring Measures, if applicable);
(B)	subject to the terms and conditions of this Merger Protocol, to support the Transaction and recommend the Offer for acceptance by the Shareholders and to recommend the Shareholders to vote in favour of the Resolutions (the "Recommendation"); and
(C)	subject to the terms and conditions of this Merger Protocol, to include the Recommendation in the First Announcement, the joint press release regarding the making of the Offer, the Offer Memorandum, the Position Statement, the EGM Documentation.
3.8.2.	Subject to Clause 12 and Clause 13, the Company shall ensure that neither the Board nor any of its members shall:
(A)	withdraw, modify, amend or qualify, or publicly propose to withdraw, modify, amend or qualify, the Recommendation; or
(B)	make any contradictory statements as to the Recommendation with respect to the Offer and the Transaction,

any of the actions described in sub (A)–(B), an "Adverse Recommendation Change", provided that if one or more members of the Board are misquoted or inadvertently or without intent make a contradictory (public) statement, this shall not constitute an Adverse Recommendation Change if the Board publicly reconfirms the Recommendation of (the relevant member(s) of) the Board within twenty-four (24) hours following such event.

3.9.	Position Statement
3.9.1.	The Company shall prepare a position statement (standpuntbepaling) regarding the Offer (including all amendments and supplements thereto, the "Position Statement") pursuant to section 18(2) and schedule G of the Decree, which, subject to the terms and conditions of this Merger Protocol, shall set forth the Recommendation and the Company shall procure that the Position Statement complies with the Bidding Rules and shall be consistent with current Dutch market practice, this Merger Protocol and the Offer Memorandum. The Offeror and its advisors shall be given reasonable opportunity to review and comment upon drafts of the Position Statement and the Company shall incorporate and reflect all comments reasonably made by the Offeror or any of its advisors in respect of any parts relating to the Offeror, this Merger Protocol or the
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Transaction. The Company will make the Position Statement publicly available to its Shareholders simultaneously with the Offer Memorandum becoming publicly available and shall take all further actions with respect to the Position Statement as required by the Bidding Rules. The Position Statement shall include the Fairness Opinion.

3.9.2.	Each Party shall promptly inform the other Party if any of the information in the Position Statement has become incomplete, inaccurate or misleading and shall fully co-operate with any requests for additional information the AFM may have, and shall take all appropriate steps to correct the Position Statement or enable the Company to do so, including causing, or enabling the Company to cause, such document, as so corrected, to be filed with the relevant stock market authorities and Governmental Entities and, at such time as to be reasonably agreed by the Parties, disseminated or made generally available, as and to the extent required by the Bidding Rules or Applicable Rules.
3.10.	EGM
3.10.1.	The Company shall on the Commencement Date convene an extraordinary Shareholders' meeting with a 42 day convocation period or such longer period as agreed between the Parties in writing to be held at least six (6) Business Days prior to the Tender Closing Date (the "EGM"), in order to provide the Shareholders with the necessary information concerning the Transaction and to vote on the Resolutions. Unless this Merger Protocol is terminated in accordance with the terms hereof, the Company shall not cancel or postpone the EGM (or any Subsequent EGM) without prior written consent of the Offeror. Subject to the terms of this Merger Protocol, the Company shall procure that the Board unanimously recommends the Offer to the Shareholders and recommends the Shareholders to vote in favour of the Resolutions.
3.10.2.	At the EGM, the Shareholders shall be requested to, subject to the Offer being declared unconditional:
(A)	adopt such resolutions as are required for the implementation of the Post-Closing Restructuring Measures (the "Post-Closing Restructuring Resolutions"), which shall be:

subject to (i) the Offeror holding at least 80% of the Outstanding Capital at the Tender Closing Date (the "Post-Closing Restructuring Threshold"), (ii) the Statutory Buy-Out Threshold not having been met, (iii) the Post-Closing Acceptance Period having expired, and (iv) the Offeror having notified the Company that it wishes to implement the Post-Closing Merger,

(1)	to enter into the Triangular Merger; and
(2)	to approve the Merger Share Sale, subject to the Triangular Merger being effected,

(the "Post-Closing Merger Resolutions"), and

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subject to (i) the Statutory Buy-Out Threshold having been met at the Tender Closing Date, (ii) the Post-Closing Acceptance Period having expired, and (iii) the Offeror having notified the Company that it wishes to implement the Post-Closing Demerger,

(3)	to enter into the Demerger; and
(4)	to approve, to the extent required under law, the Demerger Share Sale, subject to the Demerger being effected,

(the "Post-Closing Demerger Resolutions");

(B)	appoint the persons nominated to the Board in accordance with Clause 11.5, with effect as per the Settlement Date;
(C)	accept the resignation and grant full and final discharge and release of liabilities in respect of the duties of the current members of the Board as identified under Clause 11.5;
(D)	resolve on (i) the conversion of the Company into a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) and (ii) the amendment of the Articles of Association, as set out in Clause 11.1.1, effective as from Settlement,
(E)	resolve on a further amendment of the Articles of Association, as set out in Clause 11.1.4, effective as from the delisting of the Shares from Euronext Amsterdam ("Delisting"); and
(F)	cancel (intrekken) the Treasury Shares held by the Company effective as from Settlement,

(the "Resolutions").

3.10.3.	The Company shall reasonably do all those things necessary and within its control to enable the passing of the Resolutions at the EGM. If, however, either (a) one or more of the Resolutions is not approved at the EGM or (b) the Post-Closing Restructuring Resolutions are approved at the EGM but it is reasonably expected that it will not be possible to effectuate such Post-Closing Restructuring Measures on the basis of the adopted Post-Closing Restructuring Resolutions in view of the timing constraints included in articles 2:318 paragraph 1 DCC and 2:334n paragraph 1 DCC, the Company will at the Offeror's request convene a new meeting of Shareholders at which the relevant Resolution(s) will be put to a vote (any such meeting of Shareholders, a "Subsequent EGM").
3.10.4.	As promptly as practicable following the date of this Merger Protocol, the Company shall prepare appropriate materials for the EGM in accordance with the provisions of this Merger Protocol (together with any amendments and supplements thereto, the "EGM Documentation"). The Offeror shall promptly furnish the Company with all information concerning the Offeror and the Offeror Group reasonably required to be set forth in the EGM Documentation. The Offeror and its advisors shall be given reasonable opportunity to review and
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comment on drafts of the EGM Documentation and the Company shall incorporate and reflect all comments reasonably made by the Offeror or any of its advisors in respect of any parts relating to the Offeror, this Merger Protocol or the Transaction.

3.11.	Employee Equity Incentives
3.11.1.	Existing Company Equity Plans
(A)	As at the date of this Merger Protocol, the Group has implemented, and made awards to members of the Board and certain individuals (currently or previously) engaged by or (current and former) individual employees of the Group under, the following equity-based plans:
(1)	conditional grants of restricted stock units, performance stock units and/or stock options under the Company's Long-Term Incentive Plans (which, for purposes of this Merger Protocol, shall include the JDE Peet’s Long-Term Incentive Plan, and conditional grants of restricted stock units under the Jacobs Douwe Egberts B.V. Long-Term Incentive Plan 2016, as amended August 2020) (respectively, "Company RSUs", "Company PSUs" and "Company Options", and whichever version of the Company's and Jacobs Douwe Egberts B.V.’s Long-Term Incentive Plan is applicable to each such grant, the "Company LTIP");
(2)	in relation to members of the Company's executive committee who have invested through the Group’s Equity Ownership Programs as laid down in individual investment agreements ("Company EOP Equity", and whichever version of such Equity Ownership Program is applicable to each such grant, the "Company EOP" (which, for purposes of this Merger Protocol, shall include the individual investment agreements));
(3)	conditional grants of restricted stock units in a ratio of one awarded restricted stock unit for every three shares purchased under Company's Share Purchase Plan and conditional grants of restricted stock units awarded for purchases made under the Jacobs Douwe Egberts B.V. Share Purchase Plan (as last dated 31 January 2023) ("Company Matching RSUs", and whichever version of the Company's or Jacobs Douwe Egberts B.V.’s Share Purchase Plan is applicable to each such grant, the "Company SPP"),
(4)	conditional grants of restricted stock units, performance stock units and/or stock options under Peet’s Coffee, Inc. Long-Term Incentive Plan (as last amended and restated on 28 June 2025) (respectively, "Peet’s RSUs" (which, for purposes of this Merger Protocol, shall include grants of cash-based award units under the Peet’s Coffee (Shanghai) Co., Ltd. Long-Term Incentive Plan, as effective as of 12 March 2021), "Peet’s PSUs" and "Peet’s
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Options", and whichever version of the Peet’s Coffee, Inc., or Peet’s Coffee (Shanghai) Co., Ltd. Long-Term Incentive Plan is applicable to each such grant, the "Peet’s LTIP"); and

(5)	conditional grants of restricted stock units as a form of matching award in respect of a purchase of shares under Peet’s Coffee, Inc. Executive Ownership Program (as last amended and restated on 28 June 2025) ("Peet’s Matching RSUs", and whichever version of the Peet’s Coffee, Inc. Executive Ownership Program is applicable to each such grant, the "Peet’s EOP");

(1) through (5) together, the "Company Equity Plans".

(B)	Further to the Company Equity Plans, as at the date of this Merger Protocol, the Group has incurred obligations and specific commitments regarding equity-based incentives, including individual commitments with current and prospective employees of the Group (such specific commitments hereinafter referred to as the "Incentive Obligations"), as further described and quantified in Section 3.11.1(B) of the Company Disclosure Letter. The Company and the Offeror acknowledge and agree that all the Incentive Obligations outstanding on the date hereof shall be respected.
(C)	The Offeror acknowledges and agrees that until the Offer is declared unconditional, the Company may continue to award grants pursuant to the Company Equity Plans in accordance with past practice in September 2025 and March 2026, in each case, subject to the limits set forth in Section 3.11.1(C) of the Company Disclosure Letter (the "Recurring Grants").
3.11.2.	Treatment of grants
(A)	The Parties acknowledge that all grants made under the Company Equity Plans that are outstanding as of the date of this Agreement and the Incentive Obligations, shall vest in full on an accelerated basis, and agree that the Company will settle these grants accordingly, as further detailed in Section 3.11.2(A) of the Company Disclosure Letter.
(B)	The Company will treat the Recurring Grants in accordance with the applicable “roll-over” provisions in the relevant Company Equity Plan. The Parties will cooperate to substitute the Recurring Grants with rights to Offeror equity in conformity with the requirements of the respective Company Equity Plan.
3.12.	Withholding

Notwithstanding anything to the contrary in this Merger Protocol, each of the Offeror, the Group Companies and any of their respective Affiliates or agents (including any third-party paying agent) shall be entitled to deduct and withhold from any payments under the Merger Protocol and under the Company Equity Plans and under the Incentive Obligations and under the Recurring Grants such

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amounts (including Tax) as the Offeror, the Group Companies or any of their respective Affiliates or agents are required to deduct and withhold with respect to any such payments under applicable law (including Tax law). To the extent that such amounts are so withheld and paid to the appropriate Governmental Entity, they shall be treated for all purposes of this Merger Protocol, the Company Equity Plans and the Incentive Obligations and the Recurring Grants as having been paid to such person in respect of which such deduction and withholding was made.

4.	Financing
4.1.	Settlement amounts

The Offeror will be able to and shall, subject to the Offer being declared unconditional and in accordance with the terms of this Merger Protocol:

4.1.1.	pay the aggregate Offer Price payable in respect of the Shares pursuant to the Offer, the Buy-Out Proceedings and the aggregate purchase price under the Merger Share Sale or Demerger Share Sale (as applicable), in each case when due pursuant to the terms of this Merger Protocol;
4.1.2.	pay all fees and expenses incurred by the Offeror in connection with this Merger Protocol and the Transaction; and
4.1.3.	satisfy all other payment obligations of the Offeror required to be satisfied at Settlement on the terms and conditions of this Merger Protocol,

(the amounts of cash needed for such payments referenced in this Clause 4.1, the "Settlement Amounts").

4.2.	Financing
4.2.1.	The Offeror has received from the Debt Financing Sources and delivered to the Company customary fully executed long-form financing documentation on a European certain funds basis insofar as a provision relates to certainty of funding, in form and substance satisfactory to the Company, for an aggregate amount of not less than EUR 15,700,000,000 (the "Debt Financing") dated on or about the date hereof, together with any fee or flex or syndication letter referred to therein (collectively, such long-form financing documentation and such letters, the "Debt Financing Documents"), the true, complete and correct copies executed by the applicable Debt Financing Sources of which are included in Schedule 3 (Debt Financing Documents), provided that fees, “market flex” provisions, pricing terms or other economic provisions or commercially sensitive terms may be redacted so long as none of the redacted terms include, modify or otherwise affect any condition precedent under the Debt Financing Documents.
4.2.2.	As at the date of this Merger Protocol, the obligations of the Debt Financing Sources under the Debt Financing Documents are not subject to any condition precedent other than the conditions expressly set forth in the Debt Financing Documents, and there are no other agreements, side letters or arrangements relating to the Debt Financing (other than the Debt Financing Documents) that
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would adversely affect the enforceability, availability of, or impose additional conditions or expand any existing conditions to, funding the full amount of the Debt Financing necessary for the Offeror to pay the Settlement Amounts in accordance with Clause 4.1 at such time such Settlement Amounts are required to be paid hereunder.

4.2.3.	As at the date of this Merger Protocol, (a) the Debt Financing Documents are in full force and effect and are legal, valid, binding and enforceable obligations of the Offeror and, to the knowledge of the Offeror, each other party thereto (subject to applicable Bankruptcy and Equity Exceptions), and (b) to the knowledge of the Offeror and assuming satisfaction of the conditions set forth in Clause 5, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach, give rise to the Debt Financing Sources having a termination right or a failure to satisfy a condition precedent on the part of the Offeror under the terms and conditions of the Debt Financing Documents that would adversely affect the availability of the full amount of the Debt Financing. As at the date hereof, the Debt Financing Documents (and the commitments of the Debt Financing Sources thereunder) have not been modified, amended or altered and the Debt Financing Documents (or the commitments of the Debt Financing Sources thereunder) have not been withdrawn or rescinded, in each case, in a way that would adversely affect the Offeror’s ability to pay the Settlement Amounts in accordance with Clause 4.1.
4.2.4.	The Offeror affirms that it is not a condition to the closing of the Transaction or to any of its obligations in connection with the Transaction that Offeror obtain the Debt Financing or any other financing for or related to any of the transactions contemplated hereby.
4.2.5.	The Offeror undertakes to comply with the matters set forth in Section 4.2.5 of the Company Disclosure Letter.
4.3.	Amendments and alternative Debt Financing

The Offeror shall not, without the prior written consent of the Company, terminate or amend the terms of the Debt Financing Documents if any such termination or amendment would adversely affect the Offeror's ability to pay the Settlement Amounts in accordance with Clause 4.1 at such time such Settlement Amounts are required to be paid hereunder or otherwise enforce its rights against the Debt Financing Sources under the Debt Financing Documents, provided that notwithstanding the foregoing, the Offeror shall be allowed to (i) terminate and/or replace the Debt Financing Document(s) with new fully executed long-form financing documentation (including a customary conditions precedent status letter provided by or on behalf of the Debt Financing Sources in relation to the financing documentation, if applicable) with the same or other Debt Financing Sources, (ii) amend the Debt Financing Documents to add additional Debt Financing Sources or remove any Debt Financing Sources, but in each case of clauses (i) and (ii) only if and to the extent that the terms of the financing in the new debt financing documentation described above or the amended Debt Financing Documents are on terms and conditions in respect of availability and conditionality, taken as a whole, that would not reasonably be expected to prevent, materially delay or materially impede the Offeror's ability to pay the Settlement Amounts in accordance with Clause 4.1 at such time such Settlement Amounts are required to be paid hereunder and/or (iii) terminate or reduce commitments under any Debt Financing

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Document so long as such termination or reduction in commitments occurs in accordance with the express terms of the Debt Financing Documents as a result of any incurrence of indebtedness, equity offering or sale or other disposition of assets or properties meeting specified criteria set forth in the Debt Financing Documents or to the extent the Offeror replaces such commitments with actual cash proceeds thereof. For the purposes of this Merger Protocol, the term "Debt Financing Documents" shall be deemed to include any financing documentation (or similar agreement) with respect to any alternative or replacement Debt Financing arranged in compliance with this Merger Protocol (and any Debt Financing Document remaining in effect at the time in question). True, complete and correct copies of any (i) amendments to the Debt Financing Documents and (ii) any long-form financing documentation replacing any of the Debt Financing Documents (with all customary conditions precedent status letters and fee and/or flex and/or syndication letter related thereto provided that fees, “market flex” provisions, pricing terms and other economic provisions or commercially sensitive terms may be redacted so long as none of the redacted terms include, modify or otherwise affect any condition precedent under the Debt Financing Documents) shall be promptly delivered to the Company.

4.4.	Cooperation by the Company
4.4.1.	The Company, at the sole cost and expense of the Offeror, shall, and shall cause its Group Companies to, use commercially reasonable efforts to cooperate with the Offeror and any of its Affiliates in connection with any Financing, including by:
(A)	as promptly as reasonably practicable, preparing and furnishing (i) Required Financial Information and (ii) any other pertinent and customary information regarding the Company and the Company Subsidiaries, in each case as may be reasonably requested by the Offeror in connection with any Financing and customary in such Financing;
(B)	responding to any reasonable information requests from the Offeror, the Equity Investor or any Financing sources, as soon as reasonably practicable that is required in connection with the any Financing by U.S. regulatory authorities under applicable "know-your-customer" and anti-money laundering rules and regulations, including the USA Patriot Act of 2001, and the requirements of 31 C.F.R. §1010.230;
(C)	reasonably cooperating in satisfying the conditions precedent set forth in the Debt Financing Documents or any definitive document relating to any Financing, to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, the Company and the Company Subsidiaries and subject only to any required Company consents, (employee) codetermination procedure or process and a consultation procedure in connection with the Financing pursuant to the WCA (if applicable), but using commercially reasonable efforts to facilitate, support and promptly advance such consultation procedure;
(D)	(i) upon reasonable advance notice and at reasonable times and locations, participating in a reasonable number of meetings and presentations with arrangers or agents, prospective lenders and other investors and sessions with rating agencies, due diligence sessions and drafting sessions (in each
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case which may be telephonic meetings or virtual sessions at the Company’s request) and otherwise cooperate with the marketing and due diligence efforts for the Financing (including use of commercially reasonable efforts to ensure that the Offeror, Financing sources, the Equity Investor and their respective advisors and consultants shall have sufficient access to the Company and the Company Subsidiaries and their respective advisors and consultants), in each case to the extent reasonably required for the Financing, (ii) assisting the Offeror in obtaining ratings in connection with the Debt Financing and the Permanent Debt Financing, (iii) reasonably cooperating in the preparation of materials for registration statements, prospectuses, private placement memoranda, rating agency presentations, offering memoranda, marketing materials, information memoranda, presentations or similar documents in connection with the Financing (collectively, the "Offering Documents") (including (x) confirming the absence of material non-public information relating to the Company and the Company Subsidiaries or their securities contained therein upon request by the Offeror and (y) the delivery of customary authorization letters authorizing the distribution of information relating to the Company and the Company Subsidiaries to prospective lenders or investors), (iv) assisting the Offeror with the preparation of pro forma financial information and pro forma financial statements to the extent reasonably requested by the Offeror or the Financing sources to be included in any Offering Documents (provided that the Company and the Company Subsidiaries shall not be responsible for the preparation of any such pro forma financial information or pro forma financial statements), and (v) requesting and facilitating the Company's independent accountants (including by providing customary representation letters) to (1) provide (x) auditors' consents and reports reasonably required for the Offering Documents and (y) customary comfort letters (including customary "negative assurance" comfort and change period comfort) or similar agreed upon procedures letters with respect to the financial information (including, for the avoidance of doubt, financial information for the first three months, six months or nine months of a fiscal year if included within such Offering Documents) relating to the Company and its Company Subsidiaries contained in the Offering Documents that are customary in connection with offerings of equity or debt securities of the type contemplated to be offered as part of the Financing and (2) attend a reasonable number of accounting due diligence and drafting sessions, upon reasonable advance notice and at reasonable times and locations;

(E)	and cooperating with the Offeror and its advisors by responding to reasonable information requests from the Offeror that may be required to determine the nature of the actions, reorganizations or other transactions as that might be undertaken and the manner in which they would most effectively be undertaken in connection with the Equity Financing;

provided that such cooperation does not materially and adversely affect the business of the Group prior to Settlement or unreasonably disturb or interfere with the business of the Group prior to Settlement. Notwithstanding anything to the contrary in this Clause 4.4.1, nothing in this Clause 4.4.1 will require the Company to provide (or be deemed to require the Company to prepare) any (1) pro forma

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financial information or pro forma financial statements, (2) information regarding any post-closing or pro forma cost savings, synergies, capitalization, ownership or other post-closing pro forma adjustments, (3) description of all or any portion of the Financing, including any "description of notes" or any information customarily provided by a lead arranger, underwriter, initial purchaser or their counsel or advisors in a customary information memorandum, registration statement, prospectus or offering memorandum for a bank financing or debt or equity securities offering, as applicable, including sections customarily drafted by a lead arranger or an initial purchaser or underwriter or their counsel or advisors, such as those regarding confidentiality, timelines, syndication process, limitations of liability and plan of distribution, (4) risk factors relating to all or any component of the Financing, (5) any Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K under the Securities Act, or (6) any information with respect to any person other than the Company Subsidiaries.

In addition, notwithstanding anything to the contrary in this Clause 4.4.1, nothing in this Clause 4.4.1 shall require any such cooperation or efforts from the Company or the Company Subsidiaries in connection with the Financing to the extent that it would or would reasonably be expected to (1) cause any representation, warranty or covenant in this Merger Protocol to be breached by the Company or any of the Company Subsidiaries, require any waiver or amendment of any term of this Merger Protocol or cause any condition to the Settlement to fail to be satisfied, (2) prior to Settlement, require the Company or any of the Company Subsidiaries to pay any commitment fee or similar fee or agree to pay any other fees or reimburse any expenses, costs, liabilities or obligations or otherwise issue or provide or agree to any indemnities in connection with the Financing, (3) require the Company or any of the Company Subsidiaries to enter into, execute, deliver, approve, modify or perform any agreement, instrument, certificate (including solvency or similar certificates from a financial or similar officer) or other documentation (other than customary authorization and representation letters described in Clause (D) above or Clause 4.4.3 below) effective prior to Settlement, (4) unreasonably interfere with the conduct or ongoing business of the Company or any of the Group, (5) change any fiscal period, (6) require the Company or any of the Company Subsidiaries to adopt any resolutions, execute any consents or otherwise take any corporate or similar action in connection with the Financing unless such resolutions, consents or actions are contingent upon the occurrence of, or only effective as of Settlement, (7) require the Company or any Company Subsidiary or any of its or their respective Representatives to deliver any legal opinion or reliance letters or comfort letter or opinion of any of its Representative except as described in Clause (D) above or Clause 4.4.3 below, (8) after using commercially reasonable efforts to provide such access or disclose such information in a manner that does not jeopardize such attorney-client privilege, attorney work product protections or other applicable privilege or confidentiality obligations, provide access to or disclose any information that the Company determines in good faith would reasonably be expected to jeopardize attorney-client privilege, attorney work product protections or other applicable privilege or confidentiality obligations binding on the Company or any of the Company Subsidiaries, (9) take any action that the Company determines in its reasonable judgment would reasonably be expected to conflict with or violate the organizational documents of the Company or any of the Company Subsidiaries or any applicable laws or fiduciary duties or would result in a contravention, violation

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or breach of, or default under, any material contract or material permit to which the Company or any of the Company Subsidiaries is a party or by which Company or any of the Company Subsidiaries or any of their respective property is bound, (10) cause any officers, directors, manager or employees, advisors of the Company or any of the Company Subsidiaries to incur or take any other action that would reasonably be expected to result in any actual or potential personal liability, (11) other than to the extent set forth in customary authorization and representation letters described in clause (D) above or Clause 4.4.3 below, require the Company or any Company Subsidiary to make any representations, warranties or certifications effective prior to Settlement or (12) require the Company or any of the Company Subsidiaries to cause or permit any liens to be placed on any of their property or to be an issuer or obligor with respect to the Debt Financing or the Permanent Debt Financing, in each case prior to Settlement, or (13) require the Company, any Company Subsidiary or any of their respective Representatives to provide any budgets or projections (which shall be the sole responsibility of the Offeror to prepare) or update any projections that the Company or its Representatives previously provided to the Offeror, except to the extent reasonably necessary to obtain valuation of the Company, any Company Subsidiaries or assets, or to prepare and file any documentation with a Governmental Entity to gain approval for or to implement the Financing.

4.4.2.	During the period from the date of this Merger Protocol until the Settlement, the Company hereby consents to the use of its and the Group Companies' logos solely to the extent customary and necessary in connection with the Financing so long as the Company has a reasonable opportunity to review the materials in which such logos are included, provided that the Offeror shall ensure that such logos are used solely (i) in a manner that is not intended to or reasonably likely to harm or disparage the Company or the Company's reputation or goodwill, and (ii) in connection with a description of the Company or its business or the Transaction.
4.4.3.
(A)	The Offeror will be permitted to commence and conduct, or cause the Company to commence and conduct, in accordance with the terms of the Company Senior Notes Documentation, one or more offers to purchase, and/or any tender offer, exchange offer, or consent solicitation, with respect to (each, a "Debt Offer" and collectively, the "Debt Offers"), any or all of the outstanding aggregate principal amount of the Company Senior Notes identified by the Offeror to the Company in writing after the date of this Merger Protocol on terms that are acceptable to the Offeror; provided that any such Debt Offer shall be (A) in compliance with Applicable Rules (which, for purposes of this Clause 4.4.4, includes the rules and regulations of the relevant stock exchange), the terms of the Company Senior Notes Documentation, and any other rights of any holder of the Company Senior Notes and the terms of this Clause 4.4.3, (B) at the sole expense of the Offeror, and (C) consummated using funds provided by the Offeror. The Offeror shall not be permitted to commence, and shall not cause the Company to commence, any applicable Debt Offer until the Offeror shall have provided the Company with the necessary offer to purchase, offer to exchange, consent solicitation
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memorandum, letter of transmittal, related notice(s) and press release(s), in each case if any, in connection therewith and each other document relevant to such transaction that will be distributed by the Offeror or the Company, as applicable, to holders of the Company Senior Notes in the applicable Debt Offer (collectively, the "Debt Offer Documents") a reasonable period of time in advance of commencing the applicable Debt Offer to allow the Company and its counsel to review and comment on the related Debt Offer Documents (in each case, at the Offeror's sole expense), which comments shall be considered by the Offeror in good faith. The Offeror will reasonably consult with the Company regarding the material terms and conditions of any Debt Offer (other than financial terms), including the timing and commencement of any Debt Offer and any relevant tender or consent deadlines. The Offeror or the Company, as applicable, shall expressly condition the closing (or, if applicable, effectiveness) of any of the Debt Offers on the occurrence of Settlement, and the Company will use commercially reasonable efforts to cooperate with the Offeror, at the Offeror's request and sole expense, to facilitate the settlement of each applicable Debt Offer by the Offeror on the applicable settlement date pursuant to the applicable Debt Offer Documents. Subject to the terms and conditions of this Clause 4.4.3, at the Offeror's sole expense, the Company shall, and shall cause the Company Subsidiaries and their respective Representatives to, in each case, use their commercially reasonable efforts to provide all cooperation reasonably requested by the Offeror in connection with the Debt Offers, including, the Company delivering customary officer's certificates, to the extent required, and to using reasonable best efforts to cause counsel for the Company to deliver customary legal opinions to the extent required (which opinions shall include customary reliance provisions permitting any solicitation agents retained by the Offeror in connection with the Debt Offer to rely on the matters set forth in such opinions), respectively, to the trustee for the Company Senior Notes, to the extent such certificates and opinions would not (in the reasonable opinion of the Company, its counsel and the trustee or the agent, as applicable) conflict with Applicable Rules, the applicable terms of the Company Senior Notes, or the Company Senior Notes Documentation, and would be accurate in light of the facts and circumstances at the time delivered) and requesting and facilitating the Company's independent accountants (including by providing customary representation letters) to provide auditors' consents and reports reasonably required for the Debt Offer Documents and customary comfort letters (including customary "negative assurance" comfort and change period comfort) or similar agreed upon procedures letters with respect to the financial information (including, for the avoidance of doubt, financial information for the first three months, six months or nine months of a fiscal year if included within such Debt Offer Documents) relating to the Company and its Company Subsidiaries contained in the Debt Offer Documents that are customary in connection with Debt Offers; provided that, prior to Settlement, neither the Company nor any of the Company Subsidiaries, nor Representatives for the Company or any of the Company Subsidiaries shall be required to furnish any officer's certificates, legal opinions or negative assurance letters, as applicable, in connection with the Debt Offers (other than in connection

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with the execution of a supplemental indenture and/or an amendment relating to any consent solicitation of the type described in clause (B) below) or execute any other instruments or agreements in connection therewith other than the supplemental indenture and/or amendment described in clause (B) below. The Offeror shall keep the Company informed on a timely basis in reasonable detail regarding any material developments related to any Debt Offer. The consummation of any or all Debt Offers shall not be a condition to the consummation of the transactions contemplated by this Merger Protocol. The Company will not be required to cooperate with respect to any Debt Offer that would reasonably be expected to be inconsistent with the terms of the Company Senior Notes Documentation, the Company Credit Facility or Applicable Rules, would reasonably be expected to result in a breach under any material contract or agreement of the Company or the Company Subsidiaries, would reasonably be expected to cause any covenant, representation or warranty in this Merger Protocol to be breached by the Company or any of the Company Subsidiaries or would become operative before Settlement.

(B)	To the extent any Debt Offer includes a consent solicitation, subject to the receipt of any requisite consents, the Company and the Company Subsidiaries will execute one or more supplemental indentures, amendments or other similar instruments to the applicable Company Senior Notes Documentation amending the terms and provisions of the applicable Company Senior Notes Documentation, as described in the Debt Offer Documents and as reasonably requested by the Offeror (and at the Offeror's sole expense), and will (at the Offeror’s sole expense) use commercially reasonable efforts to cause the applicable trustee or agent, on behalf of the applicable holders party to the applicable Company Senior Notes Documentation, to enter into such supplemental indenture and/or amendment, in each case, promptly upon receipt of the requisite consents under such consent solicitation, with such supplemental indenture or amendment only to become operative substantially simultaneously with the consummation of Settlement and the transactions contemplated by this Merger Protocol; provided, however, that in no event will the Company or any of its officers, directors or other Representatives have any obligation to authorize, adopt or execute any amendment or other agreement that would be (or reasonably be expected to be) inconsistent with the terms of the Company Senior Notes Documentation, the Company Credit Facility or Applicable Rules, would be (or reasonably be expected to result in) a breach under any material contract or agreement of the Company or the Company Subsidiaries, would cause (or reasonably be expected to cause) any covenant, representation or warranty in this Merger Protocol to be breached by the Company or any of the Company Subsidiaries or would become operative before Settlement. Subject to the terms and conditions of this Clause 4.4.3, the Company shall, and shall cause the Company Subsidiaries and their respective Representatives to, in each case, use their commercially reasonable efforts to provide all cooperation reasonably requested by the Offeror (in each case, at the Offeror's sole expense) in connection with the execution of supplemental indentures and
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amendments, as applicable.

(C)	If requested by the Offeror, in lieu of or in addition to the Offeror commencing Debt Offers for the Company Senior Notes, subject to Applicable Rules, the terms of the Company Senior Notes Documentation, and any other rights of any holder of the Company Senior Notes, the Company shall, at the Offeror's sole expense, use commercially reasonable efforts to (i) send any notices of redemption or similar call notices with respect to all or a portion of the outstanding aggregate principal amount of the Company Senior Notes (which shall be in form required under the applicable Company Senior Notes Documentation, and conditioned upon the consummation of Settlement, if sent prior to the Settlement Date, and shall become irrevocable upon the consummation of Settlement) to the relevant trustee or agent, as applicable, (ii) take such actions as may be required under the Company Senior Notes Documentation, to cause the relevant trustee or agent, as applicable, to proceed with the redemption of the applicable Company Senior Notes under such applicable Company Senior Notes Documentation and to provide the notice of redemption (conditioned upon consummation of Settlement, if provided prior to Settlement) to the holders of such Company Senior Notes pursuant to the applicable Company Senior Notes Documentation, and (iii) prepare and deliver all other documents required under the applicable Company Senior Notes Documentation to issue notices of redemption (conditioned upon consummation of Settlement, if provided prior to Settlement) for such Company Senior Notes in accordance with the applicable Company Senior Notes Documentation, providing (x) for the redemption on the Settlement Date or such later date as shall be specified by the Offeror of such Company Senior Notes or (y) for satisfaction and discharge of the applicable Company Senior Notes Documentation pursuant to the applicable requisite provisions of such Company Senior Notes Documentation (subject to the consummation of Settlement, if sent prior to Settlement) (the "Redemption"); provided that prior to Settlement, neither the Company nor any of the Company Subsidiaries, nor Representatives for the Company or any of the Company Subsidiaries shall be required to furnish any officer's certificates, legal opinions or negative assurance letters in connection with the Redemption (other than the Company delivering customary officer's certificates and using commercially reasonable efforts to cause counsel for the Company to deliver customary legal opinions, respectively, to the applicable trustee or agent, to the extent such certificates and opinions are required and would not (in the reasonable opinion of the Company, its counsel and the applicable trustee or agent) conflict with Applicable Rules, the applicable terms of the Company Senior Notes, the Company Senior Notes Documentation and would be accurate in light of the facts and circumstances at the time delivered). The notices of redemption delivered to the applicable trustee or agent and holders of the Company Senior Notes (if delivered prior to Settlement) may state that the redemption date may be delayed until such time as any condition to redemption stated therein shall be satisfied or such Redemption may not occur and such notice may be rescinded in the event such condition shall not have been
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satisfied. At Settlement, the Offeror shall make, or cause to be made, a deposit with the applicable trustee or agent of funds sufficient to pay in full the outstanding aggregate principal amount of, accrued and unpaid interest through the applicable redemption date on, and applicable make-whole and redemption premiums related to, the Company Senior Notes so redeemed, together with payment of other fees and expenses payable by the Company under the applicable Company Senior Notes Documentation.

(D)	The Company shall, and shall cause the Company Subsidiaries and direct their respective Representatives to, in each case, use their commercially reasonable efforts to provide all customary cooperation, at the Offeror’s sole cost and expense, reasonably requested by the Offeror in accordance with this Clause 4.4.3. Notwithstanding anything to the contrary in this Merger Protocol or otherwise, (x) the Company's and the Company Subsidiaries' and Representatives' obligations under this Clause 4.4.3 shall terminate and be of no further force and effect upon the termination of this Merger Protocol and (y) neither the Company nor any of the Company Subsidiaries or Representatives shall be required, nor shall the Offeror or any of its subsidiaries or Representatives be permitted to take any action pursuant to this Clause 4.4.3 that would cause any covenant, representation or warranty in this Merger Protocol to be breached by the Company or any of the Company Subsidiaries. For the avoidance of doubt, nothing in this Clause 4.4.3 shall be deemed to require the Offeror to conduct any Debt Offer.
4.4.4.	The Company shall (x) deliver notices of prepayment and commitment termination within the time periods required by the Company Credit Facility (which may be conditional upon Settlement) and (y) use reasonable best efforts to deliver to the Offeror at least two (2) Business Days prior to the Settlement Date an appropriate and customary final version of a payoff letter with respect to the Company Credit Facility (the "Payoff Letter"), specifying the aggregate payoff amount of the Company's obligations (including principal, interest, fees, expenses, premium (if any) and other amounts payable in respect of such indebtedness) that will be outstanding under such indebtedness as of Settlement and providing for (A) a release of all guarantees thereunder and (B) a confirmation that all indebtedness and other obligations thereunder (other than contingent obligations not then due and payable) have been paid in full, in each case, upon the receipt of the payoff amounts specified in the Payoff Letter in accordance with the terms of the Payoff Letter or a separate release letter (the "Release Letter") (it being understood and agreed that the Offeror shall be responsible for paying all amounts under the Payoff Letter on or prior to the Settlement Date).
4.4.5.	The Company shall use its reasonable best efforts, and shall cause the Company Subsidiaries to, at the written request of the Offeror, periodically update any information provided to the Offeror under Clause 4.4.1(A) as may be necessary or advisable in connection with any Financing. The Offeror shall keep the Company, the Company Subsidiaries and their respective Representatives reasonably informed regarding the status of the Financing. For the avoidance of doubt, subject to the terms and provisions of this Clause 4.4, the Offeror may, to
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most effectively access the financing markets, request the cooperation of the Company and the Company Subsidiaries under this Clause 4.4 at any time, and from time to time and on multiple occasions, between the date of this Merger Protocol and Settlement.

4.4.6.	The Offeror agrees to indemnify, hold harmless and reimburse the Company, the Company Subsidiaries and their respective Representatives prior to Settlement or the termination of this Merger Protocol (and thereafter, promptly upon demand and in each case directly to the applicable Representative of the Company) from and against all reasonable documented out-of-pocket costs, expenses, fees, losses, damages, claims, judgments, fines, penalties, interest, awards and liabilities and Taxes such persons may directly or indirectly incur in connection with any Financing, any Debt Offers, any Redemption, the Release Letter and the performance of their respective obligations under this Clause 4.4 and the provision of any information utilized in connection therewith including reasonable and documented costs, fees and expenses of counsel and advisors), except to the extent incurred as a result of the fraud (bedrog), gross negligence (grove schuld) or willful misconduct (opzet) of the Company, the Company Subsidiaries and their respective Representatives, and except to the extent caused by the information provided by the Company or the Company Subsidiaries being inaccurate or misleading, and such Company Subsidiaries and Representatives shall be express third party beneficiaries of this sentence. The Offeror's obligations in this Clause 4.4.6 shall survive any termination or expiration of this Merger Protocol.
4.4.7.	Notwithstanding anything to the contrary herein, it is understood and agreed that any late, incomplete or non-compliance with the cooperation obligations of the Company set forth in this Clause 4.4 (in whole or in part) shall not be deemed to constitute a material breach by the Company of the terms of this Merger Protocol for the purposes of the Commencement Condition set forth in Clause 5.1.1 and/or the Offer Condition set forth in Clause 5.6.3, unless (i) the Company has willfully and materially breached the terms of this Clause 4.4, (ii) the Offeror has notified the Company of such breach in writing, detailing reasonable steps that comply with this Clause 4.4 in order to cure such breach, (iii) the Company has not taken such steps or otherwise cured such breach within 10 Business Days of receipt of such notice and (iv) such breach has resulted in, or would reasonably be expected to result in the Offeror being unable to consummate the Permanent Debt Financing or Equity Financing prior to the Settlement Date.
5.	CONDITIONS
5.1.	Commencement Conditions

The Offeror shall make the Offer (het bod uitbrengen) subject to the following conditions precedent (the "Commencement Conditions") being satisfied or waived in accordance with this Clause 5 no later than three (3) Business Days prior to the Ultimate Launch Date and, to the extent not waived, continuing to be satisfied until the Offer is made:

No material breach by the Company

5.1.1.	(i) the Company having performed and complied in all material respects with all
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covenants and obligations to be performed by it at or prior to the Commencement Date, and in case of a breach of such covenant or obligation that is capable of being remedied, such breach having been remedied by the Company, in each case before the date that is the earlier of (A) ten (10) Business Days after receipt by the Company of a written notice from the Offeror, which the Offeror shall send promptly after becoming aware of such breach, and (B) three (3) Business Days prior to the Ultimate Launch Date and (ii) (A) the representations and warranties of the Company set forth in the Clause 21.3.1 , Clause 21.3.4 and Clause 21.8 shall be true and correct at and as of the Commencement Date as though made at and as of the Commencement Date, except for de minimis inaccuracies, (B) the representations and warranties of the Company described in Clause 21 other than those described in the preceding clauses (ii)(A) shall be true and correct at and as of the date of this Merger Protocol and at and as of the Commencement Date as though made at and as of the Commencement Date except where the failure to be so true and correct (disregarding all qualifications or limitations as to "material," "materiality" or "Company Material Adverse Change") would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Change; provided, however, that, with respect to clauses (ii)(A) and (ii)(B) above, representations and warranties that are made as of a particular date or period shall be true and correct (consistent with the respective thresholds set forth in clause (ii)(A) and (ii)(B) as applicable) only as of such date or period;

No material breach by the Offeror

5.1.2.	(i) the Offeror having performed and complied in all material respects with all covenants and obligations to be performed by it at or prior to the Commencement Date, and in case of a breach of such covenant or obligation that is capable of being remedied, such breach having been remedied by the Offeror, in each case before the date that is the earlier of (A) ten (10) Business Days after receipt by the Offeror of a written notice from the Company, which the Company shall send promptly after becoming aware of such breach, and (B) three (3) Business Days prior to the Ultimate Launch Date and (ii) the representations and warranties of the Offeror set forth in Clause 22 shall be true and correct at and as of the date of this Merger Protocol and at and as of the Commencement Date as though made at and as of the Commencement Date except where the failure to be so true and correct (disregarding all qualifications or limitations as to "material," "materiality" or "Offeror Material Adverse Change") would not, individually or in the aggregate, reasonably be expected to have a Offeror Material Adverse Change; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (consistent with the respective thresholds as applicable) only as of such date or period;

WCA compliance

5.1.3.	the consultation procedure pursuant to the WCA with respect to the advice of the works council at the level of Koninklijke Douwe Egberts B.V. (the "Dutch Works Council"), in relation to the Transaction having been complied with (the "Consultation Matter"), such that in respect of the Consultation Matter one of the situations described in Clause 5.1.3(A) or 5.1.3(B) has occurred:
(A)	receipt by the Company of:
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(1)	an unconditional advice permitting the Parties to pursue the Consultation Matter in line with the proposed resolution (het voorgenomen besluit) for which advice was requested;
(2)	a conditional advice with conditions reasonably acceptable to the Parties; or
(3)	an unconditional and irrevocable waiver in writing of the right of the Dutch Works Council to render advice with respect to the Consultation Matter, and in the cases described in Clauses 5.1.3(A)(1) and 5.1.3(A)(2), (x) the Company having adopted a resolution in respect of the Consultation Matter that is compliant with the Dutch Works Council's advice, or (y) in the case described in Clause 5.1.3(A)(3), the Company having adopted a resolution in respect of the Consultation Matter that is in line with its proposed resolution (het voorgenomen besluit) for which the Dutch Works Council waived its right to advice; or

(B)	to the extent none of the situations described under Clause 5.1.3(A) occur, the adoption of a resolution by the Company in respect of the Consultation Matter that deviates from the Dutch Works Council's advice, and:
(1)	the applicable waiting period as set out in Article 25 paragraph 6 of the WCA has lapsed, without the Dutch Works Council having initiated legal proceedings as set out in Article 26 of the WCA;
(2)	receipt by the Company from the Dutch Works Council of an unconditional and irrevocable waiver in writing of (x) the applicable waiting period as set out in Article 25 paragraph 6 of the WCA, and (y) its right to initiate legal proceedings as set out in Article 26 of the WCA; or
(3)	following the initiation of legal proceedings by the Dutch Works Council as set out in Article 26 of the WCA, the Enterprise Section of the Amsterdam Court of Appeal (Ondernemingskamer) has either rendered a judgment dismissing the Dutch Works Council's appeal or a judgment allowing the transactions contemplated by this Merger Protocol with immediate effect (uitvoerbaar bij voorraad);

Merger Code and European Works Council compliance

5.1.4.	the Offeror and the Company having complied with the applicable notification and consultation procedures pursuant to the Merger Code and in relation to the European works council of the Group (the "European Works Council") in respect of the transactions contemplated by this Merger Protocol;

AFM approval

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5.1.5.	the Offeror having received written confirmation from the AFM that the AFM has approved the Offer Memorandum;

No adverse recommendation change

5.1.6.	no Adverse Recommendation Change having occurred;

Irrevocable Undertakings in effect

5.1.7.	each of the Irrevocable Undertakings being in full force and effect and not having been breached, terminated or modified, except as approved in writing by the Offeror;

No Competing Offer

5.1.8.	no public announcement having been made of a Competing Offer as described in Clause 13;

No AFM notification

5.1.9.	no notification having been received from the AFM stating that pursuant to section 5:80 of the Wft, investment firms (beleggingsondernemingen, as defined in the Wft) would not be allowed to cooperate with the Settlement;

No prohibition of the Offer

5.1.10.	no final and non-appealable order, stay, injunction, judgment, decision, guidance, ruling or decree (an "Order") having been issued by any Governmental Entity and being in effect, or any statute, law, subordinate legislation, treaty, ordinance, rule or regulation, having been enacted and being in effect, any of which prohibits or makes illegal the consummation of the Offer or the Transaction;

No ending of trading

5.1.11.	trading in Shares on Euronext Amsterdam not having been permanently suspended or ended as a result of a listing measure (noteringsmaatregel) taken by Euronext Amsterdam in accordance with Article 6901/2 or any other relevant provision of the Euronext Rulebook I (Harmonised Rules); and

No Company Material Adverse Change

5.1.12.	no Company Material Adverse Change having occurred or become known after the date hereof that is continuing on the Ultimate Launch Date.
5.2.	Waiver

The Commencement Conditions in Clause 5.1.1 (no material breach by the Company), Clause 5.1.6 (no Adverse Recommendation Change), Clause 5.1.7 (Irrevocable Undertakings in effect), Clause 5.1.8 (no Competing Offer) and Clause 5.1.12 (no Company Material Adverse Change) are for the benefit of the Offeror and may be waived by the Offeror in whole or in part at any time by written notice to the Company. The

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Commencement Condition in Clause 5.1.2 (no material breach by the Offeror) is for the benefit of the Company and may be waived by the Company in whole or in part at any time by written notice to the Offeror. The Commencement Conditions in Clause 5.1.3 (WCA Compliance), Clause 5.1.4 (Merger Code and European Works Council compliance), Clause 5.1.10 (no prohibition of the Offer) and Clause 5.1.11 (no ending of trading) are for the benefit of both the Offeror and the Company and may only be waived by the Offeror and the Company jointly. The Commencement Conditions in Clause 5.1.5 (AFM approval) and Clause 5.1.9 (no AFM notification) cannot be waived. No Party may invoke any of the Commencement Conditions if the non-satisfaction of such condition(s) is caused by a breach of that Party of any of its obligations under this Merger Protocol.

5.3.	Satisfaction
5.3.1.	Each of the Parties shall use its reasonable best efforts to procure the satisfaction of the Commencement Conditions as soon as reasonably practicable in accordance with the terms of this Merger Protocol. Without limiting the generality of the preceding sentence, each of the Parties will make all applications and notifications required by, or to ensure satisfaction of, the Commencement Conditions and will use its reasonable best efforts to procure that all such information as is requested by the relevant authorities in connection with such applications and notifications is provided as promptly as reasonably practicable. If at any time a Party becomes aware of a fact or circumstance that might prevent a Commencement Condition from being satisfied, it shall immediately notify the other Party thereof in writing and supply reasonably relevant information about such fact or circumstance. If at any time a Party becomes aware that a Commencement Condition is satisfied, it shall immediately notify the other Party thereof.
5.3.2.	To the extent that the Parties do not agree on the Commencement Condition set out in Clause 5.1.12 (no Company Material Adverse Change) being satisfied, the Parties have agreed on a binding advice procedure as set out in Clause 19.3.
5.4.	Works Council Commencement Condition

The Company shall take all actions reasonably necessary to finalise and satisfy the Commencement Conditions set out in Clause 5.1.3 (WCA Compliance) (whether under (A) or (B) of Clause 5.1.3 (WCA Compliance)) and Clause 5.1.4 (Merger Code and European Works Council Compliance) in relation to the procedures with the Dutch Works Councils and the European Works Council as soon as possible after the date hereof and in any event prior to the Commencement Date. The Company and the Offeror will consult with each other closely with a view to seeking and obtaining the advice of the Dutch Works Council and the European Works Council, and to resolve any issues in connection therewith in an expeditious manner and as may reasonably be required to accept the advice of the Works Council, in a manner satisfactory to the Company and the Offeror, acting reasonably. The Company will keep the Offeror informed on a continuing basis on all correspondence and consultations in respect thereof, will provide the Offeror with copies of any material communication in connection therewith and permit the Offeror to review and to provide reasonable comments on such proposed material communication with either the Dutch Works Council or the European Works Council (such comments to be delivered to the Company within two (2) Business Days of the Offeror having received such material communication). If deemed desirable by a works council of the Group, the Offeror will (i)

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give a presentation to such works council, which presentation shall be prepared in close consultation with the Company, and (ii) have representatives of the Offeror attend meetings with representatives of such works council, next to representatives of the Company attending such meetings.

5.5.	Merger Code Commencement Condition

The Parties shall take all actions necessary and reasonable to finalise and satisfy the Commencement Conditions set out in Clause 5.1.4 (Merger Code and European Works Council Compliance) in relation to the notification and consultation procedures under the Merger Code. The Parties shall consult with each other closely with a view to finalising such notification and consultation procedures. The Company shall provide the Offeror with copies of all material correspondence with the Social Economic Council (Sociaal Economische Raad) and the relevant Dutch trade unions within the meaning of the Merger Code (the "Trade Unions").

5.6.	Offer Conditions

The Offeror shall declare the Offer unconditional (het bod gestand doen) subject to the following conditions precedent (the "Offer Conditions") being satisfied or waived in accordance with Clause 5.6 on the Unconditional Date or, in case of Clause 5.6.1 (Acceptance threshold) and 5.6.7 (Resolutions), the Tender Closing Date:

Acceptance threshold

5.6.1.	the number of Shares having been tendered for acceptance in the Offer (including those, for the avoidance of doubt, tendered following an extended Tender Closing Date), together with any Shares irrevocably committed to the Offeror, in writing or otherwise held by the Offeror subject only to the Offer being declared unconditional (the "Tendered, Owned and Committed Shares") shall represent at least the Acceptance Threshold, where "Acceptance Threshold" means either:
(i)	95% of the Outstanding Capital at the Tender Closing Date (the "Statutory Buy-Out Threshold"); or
(ii)	subject to the general meeting of the Company having adopted the Post-Closing Restructuring Resolutions in accordance with Clause 3.10.2 and such Post-Closing Restructuring Resolutions being in full force and effect as at the Tender Closing Date, 80% of the Outstanding Capital at the Tender Closing Date;

Competition clearance

5.6.2.	(i) any applicable waiting period (and any extension thereof) under the HSR Act shall have expired or been terminated, and (ii) the approvals set forth on Section 5.6.2 of the Company Disclosure Letter shall have been obtained (the "Competition Condition");

No material breach by the Company

5.6.3.	(i) the Company having performed and complied in all material respects with all
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covenants and obligations to be performed by it at or prior to the Tender Closing Date, and in case of a breach of such covenant or obligation that is capable of being remedied, such breach having been remedied by the Company, in each case before the date that is the earlier of (A) ten (10) Business Days after receipt by the Company of a written notice from the Offeror, which the Offeror shall send promptly after becoming aware of such breach, and (B) one (1) Business Day prior to the Tender Closing Date and (ii) (A) the representations and warranties of the Company set forth in the Clause 21.3.1, Clause 21.3.4 and Clause 21.8 shall be true and correct at and as of the Tender Closing Date as though made at and as of the Tender Closing Date, except for de minimis inaccuracies and (B) the representations and warranties of the Company described in Clause 21 other than those described in the preceding clause (ii)(A) shall be true and correct at and as of the date of this Merger Protocol and at and as of the Tender Closing Date as though made at and as of the Tender Closing Date except where the failure to be so true and correct (disregarding all qualifications or limitations as to "material," "materiality" or "Company Material Adverse Change") would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Change; provided, however, that, with respect to clauses (ii)(A) and (ii)(B) above, representations and warranties that are made as of a particular date or period shall be true and correct (consistent with the respective thresholds set forth in clause (ii)(A) and (ii)(B) as applicable) only as of such date or period;

No material breach by the Offeror

5.6.4.	(i) the Offeror having performed and complied in all material respects with all covenants and obligations to be performed by it at or prior to the Tender Closing Date, and in case of a breach of such covenant or obligation that is capable of being remedied, such breach having been remedied by the Offeror, in each case before the date that is the earlier of (A) ten (10) Business Days after receipt by the Offeror of a written notice from the Company, which the Company shall send promptly after becoming aware of such breach, and (B) one (1) Business Day prior to the Tender Closing Date and (ii) the representations and warranties of the Offeror set forth in Clause 22 shall be true and correct at and as of the date of this Merger Protocol and at and as of the Tender Closing Date as though made at and as of the Tender Closing Date except where the failure to be so true and correct (disregarding all qualifications or limitations as to "material," "materiality" or "Offeror Material Adverse Change") would not, individually or in the aggregate, reasonably be expected to have a Offeror Material Adverse Change; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (consistent with the respective thresholds as applicable) only as of such date or period;

No adverse recommendation change

5.6.5.	no Adverse Recommendation Change having occurred;

Irrevocable Undertakings in effect

5.6.6.	each of the Irrevocable Undertakings being in full force and effect and not having been breached, terminated or modified, except as approved in writing by the Offeror;
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Resolutions

5.6.7.	the EGM and, if applicable, the Subsequent EGM, shall have adopted the Resolutions in accordance with Clause 3.10 and such resolutions are in full force and effect as at the Tender Closing Date;

No Competing Offer

5.6.8.	no public announcement having been made of a Competing Offer as described in Clause 13;

No AFM notification

5.6.9.	no notification having been received from the AFM stating that pursuant to section 5:80 of the Wft, investment firms (beleggingsondernemingen, as defined in the Wft) would not be allowed to cooperate with the Settlement;

No prohibition of the Offer

5.6.10.	no final and non-appealable Order having been issued by any Governmental Entity and being in effect, or any statute, law, subordinate legislation, treaty, ordinance, rule, regulation, having been enacted and being in effect which prohibits or makes illegal the consummation of the Offer or the Transaction;

No ending of trading

5.6.11.	trading in Shares on Euronext Amsterdam not having been permanently suspended or ended as a result of a listing measure (noteringsmaatregel) taken by Euronext Amsterdam in accordance with Article 6901/2 or any other relevant provision of the Euronext Rulebook I (Harmonised Rules); and

No Company Material Adverse Change

5.6.12.	no Company Material Adverse Change having occurred or become known after the date hereof that is continuing on the Tender Closing Date.
5.7.	Waiver

The Offer Conditions in Clause 5.6.3 (no breach by the Company), Clause 5.6.5 (no Adverse Recommendation Change), Clause 5.6.6 (Irrevocable Undertakings), Clause 5.6.7 (Resolutions), Clause 5.6.8 (no Competing Offer) and Clause 5.6.12 (no Company Material Adverse Change) are for the benefit of the Offeror and may, to the extent permitted by applicable law, be waived by the Offeror in whole or in part at any time by written notice to the Company. The Offer Condition in Clause 5.6.4 (no breach by the Offeror) is for the benefit of the Company and may be waived by the Company at any time by written notice to the Offeror. The Offer Conditions in Clause 5.6.1 (Acceptance threshold), Clause 5.6.2 (Competition Clearance), Clause 5.6.10 (no prohibition of the Offer) and Clause 5.6.11 (no ending of trading) are for the benefit of both the Offeror and the Company and may only be waived by the Offeror and the Company jointly. The Offer Condition in Clause 5.6.9 (no AFM notification) cannot be waived. No Party may invoke any of the Offer Conditions if the non-satisfaction of such condition(s) is caused by a breach of that Party of any of its

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obligations under this Merger Protocol.

5.8.	Satisfaction
5.8.1.	Each of the Parties shall use its reasonable best efforts to procure the satisfaction of the Offer Conditions as soon as reasonably practicable in accordance with the terms of this Merger Protocol.
5.8.2.	If at any time a Party becomes aware of a fact or circumstance that might prevent an Offer Condition from being satisfied, it shall immediately notify the other Party thereof in writing and supply reasonably relevant information about such fact or circumstance. If at any time a Party becomes aware that an Offer Condition is satisfied, it shall immediately notify the other Party thereof.
5.8.3.	In accordance with Applicable Rules, if the Company or the Offeror ascertains that an Offer Condition is not, or is incapable of being, satisfied and it has determined not to exercise its right to waive the relevant Offer Condition, it must make a public announcement to that effect. Prior to making any such announcement, the Company and the Offeror shall consult with each other regarding the content of such announcement, to the extent lawfully permitted and as soon as reasonably practicable.
5.8.4.	To the extent that the Parties do not agree on the Offer Condition set out in Clause 5.6.12 (no Company Material Adverse Change) being satisfied, the Parties have agreed on a binding advice procedure as set out in Clause 19.3.
6.	Information Provision

During the Interim Period and to the extent permitted by applicable laws (including Competition Laws), the Company shall, upon reasonable written notice by the Offeror and during normal business hours, afford the Offeror and its Representatives reasonable access to the Company's and its Company Subsidiaries' directors, senior employees, consultants, premises, information, documents and advisors (provided that the Company shall be provided with the opportunity to participate in any meetings with such consultants and advisors) as reasonably requested by the Offeror in connection with the Offer, any Financing and the Transaction (including for reasonable business purposes relating to the Transaction, including planning of any post-Settlement restructuring, post-Settlement operations or integration), unless this unreasonably disrupts the day-to-day operations of the Company and Company Subsidiaries and shall without delay inform the Offeror of any material facts or developments with regard to the profitability, reputation, financial, tax or trading position or the prospects of the Group which may affect the Offer, any Financing or the Transaction, or that are otherwise important for investors or potential investors in the business of the Group, and instruct its Representatives and advisors to reasonably cooperate with the Offeror. Notwithstanding the foregoing, the Company shall not be required to provide any such access or information if it would constitute a violation of applicable laws (including Competition Laws), provided that, if the Company withholds information or access on the basis of the foregoing it shall use reasonable best efforts (including by entering into clean team arrangements) to make appropriate substitute arrangements to permit such access or disclosure of information that does not constitute a violation of applicable laws (including Competition Laws).

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7.	Competition
7.1.	Competition Clearances
7.1.1.	During the Interim Period, each of the Offeror and the Company shall, and the Company shall cause the Group Companies to, use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable law to:
(A)	to cause the applicable waiting period (and any extension thereof) under the HSR Act to terminate or expire and to obtain, or cause to be obtained, the approvals, consents, registrations, permits, expirations or terminations of waiting periods, authorizations and other confirmations required to be obtained under any other applicable law, including Competition Laws applicable to the Transaction (collectively, "Consents");
(B)	respond to any requests for information made by any Governmental Entity, including the United States Federal Trade Commission (the "FTC") or the United States Department of Justice (the "DOJ");
(C)	take the actions set forth on Section 7.1.1 of the Company Disclosure Letter; and
(D)	reasonably cooperate with the other Party in seeking to obtain all such Consents.
7.1.2.	The Offeror and the Company shall, (i) within twenty (20) U.S. business days after the date of this Merger Protocol, prepare and file required Notification and Report Forms under the HSR Act with the FTC and the DOJ and (ii) as promptly as reasonably practicable after the date of this Merger Protocol, prepare and file notifications, filings, registrations, submissions or other materials required or necessary as set forth on Section 7.1.2 of the Company Disclosure Letter in each case of clauses (i) and (ii), all in compliance with the requirements of applicable law, including Competition Laws.
7.1.3.	To the extent not prohibited by applicable law, each of the Offeror and the Company shall:
(A)	promptly notify and furnish the other Party copies of any substantive correspondence or communication (including, in the case of any oral correspondence or communication, a summary thereof) between it or any of its Affiliates or any of their respective Representatives, on the one hand, and any Governmental Entity, on the other hand, or any filing such Party submits to any Governmental Entity;
(B)	consult with and permit the other Party to review in advance any proposed filing and any written or oral communication or correspondence by such Party to any Governmental Entity; and
(C)	consider in good faith the views of such other Party in connection with any proposed filing and any written or oral communication or
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correspondence to any Governmental Entity,

in each case, to the extent relating to the subject matter of this Clause 7.1 or the transactions contemplated by this Merger Protocol.

7.1.4.	Neither the Offeror nor the Company shall agree to, or permit any of its Affiliates or Representatives to, participate in any meeting or discussion with any Governmental Entity in respect of any filings, investigation, inquiry or any other matter contemplated by this Clause 7.1 or any transaction contemplated by this Merger Protocol unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate in such meeting or discussion.
7.1.5.	Notwithstanding anything herein to the contrary, the Offeror shall, after reasonable consultation with the Company and consideration in good faith of the views and comments of the Company, have the right to direct, devise and implement the strategy for obtaining any necessary approval of, for responding to any request from, inquiry or investigation by (including coordinating with the Company with respect to the timing, nature and substance of all such responses), and in connection with all meetings and communications (including any negotiations) with, any Governmental Entity that has authority to enforce any Competition Laws; provided that the Offeror will not, without first consulting with the Company and in good faith consider the Company’s views,
(A)	withdraw any filing made under the HSR Act or any other Competition Law in connection with the transactions contemplated by this Merger Protocol; or
(B)	enter into any timing or similar agreement, or otherwise agree to commit or enter into any arrangement, that would have the effect of extending, suspending, lengthening or otherwise tolling the expiration or termination of any waiting period applicable to consummate the transactions contemplated by this Merger Protocol.
7.1.6.	Notwithstanding anything in this Merger Protocol to the contrary and in furtherance of and consistent with the Offeror’s obligations under this Clause 7.1, and other than the Company's independent obligations under the HSR Act, the Offeror and its Affiliates, and the Company and its Affiliates, (subject to and without limiting the proviso in this Clause 7.1.6) shall take, and shall cause to be taken, all actions, and shall do, or cause to be done, all things necessary, proper or advisable to eliminate each and every impediment under any Competition Law, and to permit and cause the satisfaction of the Offer Condition set out in Clause 5.6.2 to occur as promptly as reasonably practicable and in any event prior to the Long Stop Date, including by:
(A)	defending through litigation on the merits or otherwise, including appeals, any proceeding asserted by any Governmental Entity with respect to this Merger Protocol that seeks or would reasonably be expected to prevent, prohibit, interfere with or delay the satisfaction of the Offer Condition set out in Clause 5.6.2; and
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(B)	agreeing to, committing to, proffering, proposing or taking any action required to sell, divest, hold separate, lease, license, transfer, dispose of or otherwise encumber or impair or take any other action with respect to the assets, properties, businesses or product lines of the Company, or its respective Affiliates, or its or their ability to own or operate any of the foregoing, or any other restriction, limitation or condition on or with respect to the foregoing or with respect to the Company’s, or any of its respective Affiliate’s freedom to operate (collectively, "Remedies");

provided, that notwithstanding the foregoing clauses (A) or (B), or anything in this Merger Protocol to the contrary, (x) none of the Offeror or any of its Affiliates shall be required to, and the Company may not, without the prior written consent of the Offeror, agree to take or take any Remedies set forth in Section 7.1.6 of the Company Disclosure Letter, and (y) the consummation of any such Remedies shall be conditioned upon the Offer being declared unconditional.

7.1.7.	The Offeror will not take, and will cause its Affiliates not to enter into (or agree to enter into) any acquisition, investment or similar arrangement, or any letter of intent or similar document contemplating, any acquisition, investment or similar arrangement, that would be reasonably expected to materially delay, hinder, impede or prejudice satisfaction of the Offer Condition set out in Clause 5.6.2.
8.	Investor Rights agreement

The Company agrees to terminate in full without any liability or obligation of the Group or the Offeror or its Affiliates the 'Investor Rights Agreement' dated 25 May 2020, by and among the Company and the Major Shareholder, conditional upon and effective as of the Settlement Date.

9.	Warranties
9.1.	The Company hereby represents and warrants to the Offeror that each of the statements set out in Clause 21 (the "Company Representations and Warranties") is true and accurate. If the Offer is declared unconditional, the Company Representations and Warranties shall lapse and the Offeror will have no further rights under this Clause 9.
9.2.	The Offeror hereby represents and warrants to the Company that each of the statements set out in Clause 22 (the "Offeror Representations and Warranties") is true and accurate. If the Offer is declared unconditional, the Offeror Representations and Warranties shall lapse and the Company will have no further rights under this Clause 9.
10.	Interim period
10.1.	Subject to applicable laws (including Competition Laws), as of the date of this Merger Protocol until the earlier of the Settlement Date and the date on which this Merger Protocol is terminated in accordance with Clause 16 (the "Interim Period"), the Company shall, and shall procure that each Group Company shall:
10.1.1.	conduct its business and operations as a going concern in the ordinary course of business and consistent with past practice;
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10.1.2.	to the extent consistent with the foregoing, use respective reasonable efforts to preserve their respective business organisation and assets in a state of operation at least as good as their current state of operation;
10.1.3.	to the extent consistent with the foregoing, use respective reasonable efforts to maintain relationships with suppliers, customers and other persons having business or professional relationships with the Group;
10.2.	During the Interim Period, except (a) as required by law, the rules and regulations of Euronext Amsterdam or IFRS, (b) as expressly contemplated or permitted by this Merger Protocol, (c) as set forth in Section 10.2 of the Company Disclosure Letter, or (d) as consented to in writing by the Offeror (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any Company Subsidiary to:
10.2.1.	incur any borrowings or any other indebtedness or make any loan or advance, other than any of the following:
(A)	indebtedness incurred in the ordinary course of business, provided that the aggregate indebtedness incurred under this Clause 10.2.1(A) shall not exceed EUR 200,000,000 in the aggregate;
(B)	indebtedness incurred to refinance, prepay, repurchase or redeem any indebtedness falling due within six (6) months after the Long Stop Date on then-current market terms substantially consistent with indebtedness being refinanced, prepaid, repurchased or redeemed;
(C)	loans or advances made in the ordinary course of business consistent with past practice between the Company and any Company Subsidiary or between Company Subsidiaries;
(D)	loans or advances made to, or given by, any Key Employee pursuant to and solely to the extent of advancement obligations in the Company or any Company Subsidiaries organizational documents, this Merger Protocol or any indemnification agreement existing at the time of this Merger Protocol between the Company or any Company Subsidiary, on the one hand, and any Key Employee, on the other hand;
10.2.2.	adjust, reclassify, split, combine or subdivide, redeem, purchase or otherwise acquire, directly or indirectly any Shares;
10.2.3.	merge or consolidate the Company or any Company Subsidiaries with any other person or business or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any member of the Group, except for any such transactions solely among wholly owned Company Subsidiaries not in violation of any instrument binding on the Company or any Company Subsidiaries and that would not reasonably be expected to result in a net Tax liability in excess of EUR 5,000,000;
10.2.4.	declare, authorize, set aside, make or pay any dividend or other distribution,
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payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for (i) dividends paid by any Company Subsidiary and (ii) the Declared Dividend;

10.2.5.	issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien (i) any equity interests or securities convertible into shares or equity interests in respect of the Company or any Company Subsidiary or (ii) any rights that are linked in any way to the price of any capital stock of, or to the value of or of any part of, or to any dividends or distributions paid on any capital stock of, the Company or any Company Subsidiary, other than as set forth in Section 3.11 of the Company Disclosure Letter;
10.2.6.	(i) increase in any manner the compensation or benefits of any Key Employee, other than annual merit, wage inflation or promotion-related adjustments of base salaries for persons who are not on the Company’s executive committee (provided standing practice inflation in base pay and merit increases will be considered by the Offeror), in each case in the ordinary course of business consistent with past practice, (ii) enter into, establish, amend or terminate any Company Benefit Plan exclusively or predominantly applicable for Key Employees, other than as required pursuant to the terms of such Company Benefit Plans in effect on the date of this Merger Protocol, (iii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any material Company Benefit Plan other than as set forth in Section 3.11 of the Company Disclosure Letter, (iv) hire or promote any person to be employed by the Group who would be a Key Employee, unless to replace a departing Key Employee with substantially similar remuneration and benefits to that of the departing individual, or terminate the employment of any Group employee who is a Key Employee (other than for cause), (v) grant or provide any severance, retention, change in control or termination payments or benefits to (x) any member of the Company’s Executive Committee other than payment of severance or termination benefits pursuant to existing contractual entitlements; and (y) any other Key Employee other than payment of severance or termination benefits in the ordinary course of business consistent with past practice or pursuant to existing contractual entitlements, (vi) award rights, grants and other entitlements (including severance enhancements and tax grossups) that become due or payable, vest or accelerate contingent on Settlement, other than as set forth in Section 3.11 of the Company Disclosure Letter, or (vii) enter into, modify or amend any Collective Bargaining Agreement, except in the ordinary course of business consistent with past practice, provided that each of the matters under (i) through (vii) are permissible if such is required by the terms of the applicable Company Benefit Plan or applicable law;
10.2.7.	with respect to any Company Benefit Plan that is a defined benefit plan, (i) materially change any actuarial or other assumption used to calculate funding obligations or liabilities with respect to any such Company Benefit Plan, (ii) materially modify any policy, rule, structure or regulation applicable to any such Company Benefit Plan, (iii) take any other action with respect to any such Company Benefit Plan that would materially increase the liabilities under such plan, other than any actions taken in the ordinary course of business consistent with past practice (determined by reference to the change in individual participant
37

benefit levels or benefit accruals and not by reference to the plan liabilities taken as a whole) or (iv) change the manner in which contributions to any such Company Benefit Plan are made or the basis on which such contributions are determined;

10.2.8.	(i) sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, create or incur any lien or allow to lapse or otherwise dispose of any of its properties or assets in any transaction or series of transactions to any person other than the Company or any wholly owned Company Subsidiary of an amount in excess of EUR 40,000,000 in the aggregate, other than in the ordinary course of business consistent with past practice, or (ii) cancel, release or assign to any such person any material indebtedness or any material claim held by the Company or any Company Subsidiary, other than in the ordinary course of business consistent with past practice;
10.2.9.	enter into any new line of business that is material to the Company and the Company Subsidiaries, taken as a whole;
10.2.10.	settle any claim, action or proceeding if such settlement would require any payment by the Company or any of the Company Subsidiaries of an amount in excess of EUR 5,000,000 individually or EUR 10,000,000 in the aggregate (other than in respect of any Tax liability, for which Clause 10.2.14 shall apply), or would obligate the Company or any of the Company Subsidiaries to take any material action or impose any material restrictions on the business of the Company or any of the Company Subsidiaries;
10.2.11.	directly or indirectly make, or agree to directly or indirectly make, any acquisition or investment either by merger, consolidation, purchase of stock or securities, contributions to capital, property transfers, or by purchase of any property or assets of any other person, or make any capital expenditures, in each case other than (i) investments in the Company Subsidiaries, (ii) acquisitions of, or improvements to, assets used in the operations of the Company and the Company Subsidiaries in the ordinary course of business, (iii) short-term investments of cash in the ordinary course of business, (iv) capital expenditures in accordance with the capital expenditures plan, set forth in Section 10.2 of the Company Disclosure Letter, (v) in addition to (i)-(iv) above, any other acquisitions, investments or purchases of any equity, property or assets with a value or purchase price (including the value of assumed liabilities) not in excess of EUR 10,000,000 in any transaction or related series of transactions or EUR 25,000,000 in the aggregate, in each case except as set forth in Section 10.2.11(v) of the Company Disclosure Letter;
10.2.12.	amend the Articles of Association or similar constitutional documents (other than for purposes of the EGM consistent with the terms and conditions of the Merger Protocol);
10.2.13.	amend or modify, in any material respect, or terminate any material agreement that has a duration of more than five (5) years and which involves an aggregate cost or exposure in excess of EUR 40,000,000 (each, a “Material Contract”) other than in the ordinary course of business;
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10.2.14.	(i) make or change any income or other material Tax election, (ii) change any Tax accounting period, (iii) implement or adopt any material change in its Tax accounting or financial accounting policies, practices or methods, (iv) enter into any agreement or seek any ruling from any Governmental Entity in respect of a material amount of Taxes other than as set forth in the Company Disclosure Letter, (v) initiate, waive, settle or compromise any material claim, litigation, dispute or other proceeding in relation to Taxes for an amount exceeding an actual or potential value net Tax liability of EUR 5,000,000 per matter individually or EUR 25,000,000 in the aggregate, or (vi) prematurely terminate or vary any existing material agreement in respect of Tax or change its Tax residency, in each case other than in the ordinary course of business;
10.2.15.	implement or adopt any material change to its policies, practices and methods in respect of revenue recognition, payment (or acceleration or deferral thereof) of accounts payable, accrual of expenses, and collection (or acceleration or deferral thereof) of accounts receivable or other receivables; or
10.2.16.	agree, commit, or resolve to take any of the actions prohibited by this Clause 10.2.
10.3.	The Company shall use reasonable best efforts to notify the Offeror as soon as reasonably practicable after it becomes known to it that a Group Company has breached or is in breach of its obligations pursuant to Clause 10.2.
10.4.	When requested to grant its consent pursuant to Clause 10.2, the Offeror shall as soon as reasonably practicable, and in any event within ten (10) Business Days after having received a written request for consent containing all information reasonably required in connection with such request, inform the Company whether or not it consents to the proposed action, and if the Offeror fails to respond within such ten (10) Business Days, the Offeror's consent shall be deemed to have been given.
10.5.	Nothing in this Merger Protocol, including any restriction on the Company or any Group Company to act without the prior written consent of the Offeror as set forth in Clause 10.2, shall require the Company or any of its Group Companies to reduce, or take any action resulting in the reduction of, the individual total annual compensation of the employees of the Company or any of the Company Subsidiaries as of the date of this Merger Protocol.
10.6.	The Company acknowledges that the Offeror intends to separate the Offeror's coffee business and the Company's business from the Offeror's other businesses following the consummation of the Transaction, by way of a Spin-Off.
10.7.	During the Interim Period, the Company shall, and shall cause its Group Companies to use commercially reasonable efforts to, at the sole cost and expense of the Offeror, cooperate, with the Offeror and any of its Affiliates in the Offeror’s preparation for (i) the internal restructuring of the Offeror's post-Settlement Date holding structure for the purpose of transferring any applicable U.S. Group Company within such holding structure such that any such U.S. Group Company is no longer owned by a non-U.S. Group Company, (ii) the post-Settlement integration of the Group Companies into the holding structure of the Offeror, and (iii) implementing the Spin-Off as promptly as practicable, in each case of the foregoing clauses (i) through (iii) (and subject to Clause 10.8) by:
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10.7.1.	(i) cooperating with any reasonable due diligence requested in writing by Offeror, including providing available or reasonably attainable information regarding the Group Companies, their business and operations, current and historical financial and Tax information, copies of agreement and materials, instructing appropriate members of senior management, other personnel and advisors of the Group Companies to participate in videoconferences upon reasonable advance notice and at mutually agreeable dates and times, and otherwise cooperating with the due diligence and planning efforts of Offeror in connection with the Spin-Off and (ii) providing pertinent historical financial and Tax information as is reasonably available to the Group Companies and requested in writing by the Offeror;
10.7.2.	as promptly as practicable, preparing and furnishing (i) Required Financial Information and (ii) any other pertinent and customary information regarding the Company and the Company Subsidiaries, in each case as may be reasonably requested by the Offeror in connection with the Spin-Off and customary in such Spin-Off;
10.7.3.	(i) upon reasonable advance notice and at reasonable times and locations, participating in a reasonable number of meetings and presentations with arrangers or agents, prospective lenders and other investors and sessions with rating agencies, and a reasonable number of due diligence sessions and drafting sessions (in each case which may be telephonic meetings or virtual sessions at the Company’s request) and otherwise cooperate with the marketing and due diligence efforts for the Spin-Off (including use of commercially reasonable efforts to ensure that the Offeror and its advisors and consultants shall have sufficient access to the Company and the Company Subsidiaries and their respective advisors and consultants), in each case to the extent reasonably required for the Spin-Off, (ii) reasonably cooperating in the preparation of materials for registration statements, information statements, prospectuses, private placement memoranda, rating agency presentations, marketing materials, information memoranda, presentations or similar documents in connection with the Spin-Off (collectively, the "Spin-Off Documents") (including (x) confirming the absence of material non-public information relating to the Company and the Company Subsidiaries or their securities contained therein upon request by the Offeror and (y) the delivery of customary authorization letters authorizing the distribution of information relating to the Company and the Company Subsidiaries to prospective lenders or investors), (iii) assisting the Offeror with the preparation of pro forma financial information and pro forma financial statements to the extent reasonably requested by the Offeror to be included in any Spin-Off Document (provided that the Company and the Company Subsidiaries shall not be responsible for the preparation of any such pro forma financial information or pro forma financial statements), and (v) requesting and facilitating the Company's independent accountants (including by providing customary representation letters) to (1) provide (x) auditors' consents and reports reasonably required for the Spin-Off Documents and (y) customary comfort letters (including customary "negative assurance" comfort and change period comfort) or similar agreed upon procedures letters with respect to the financial information (including, for the avoidance of doubt, financial information for the first three months, six months or nine months of a fiscal year if included within such Spin-Off Documents) relating to the Company and its Company Subsidiaries contained in the Spin-Off Documents that are customary in connection therewith and (2)
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attend a reasonable number of accounting due diligence and drafting sessions, upon reasonable advance notice and at reasonable times and locations and (iv) preparing customer communications and notices to be sent upon consummation of the Transaction and the Spin-Off;

10.7.4.	to the extent reasonably requested in writing by the Offeror and necessary or advisable for the Spin-Off, cooperating with and assisting the Offeror in obtaining any necessary or desirable authorization, consent and approval in connection with the actions or transactions described in the foregoing Clause 10.7(i) through (iii);
10.7.5.	cooperating with and assisting the Offeror in preparing for, and preparing for, any necessary or desirable assignments or transfers in connection with the transactions described in the foregoing Clause 10.7(i) through (iii);
10.7.6.	preparing any resolutions or consents necessary or desirable to approve or authorize the implementation of the transactions described in the foregoing Clause 10.7(i) through (iii), or preparing any certificate, document, instrument or agreement or any change or modification of any existing certificate, document, instrument or agreement to effect the transactions described in the foregoing Clause 10.7(i) through (iii); and
10.7.7.	assisting the Offeror in developing a step plan for the implementation of the transactions described in the foregoing Clause 10.7(i) through (iii), including providing information reasonably requested by the Offeror and reasonable access to personnel and advisors in connection therewith, and cooperating with the Offeror and its advisors to reasonably assist in connection with the appropriate implementation of any reorganizations of the corporate structure, capital structure, business, operations and assets in the context of the Spin-Off that might be undertaken and the manner in which they would most effectively be undertaken, provided that such cooperation or actions (i) is requested in writing with reasonable notice and (ii) does not materially and adversely affect the business of Company or any of the Group Companies prior to Settlement or unreasonably disturb or interfere with the business of the Group prior to Settlement.

The Company shall use its reasonable best efforts, and shall cause the Company Subsidiaries to, at the written request of the Offeror, periodically update any information provided to the Offeror under Clause 10.7.1 as may be necessary in connection with the Spin-Off.

10.8.	Notwithstanding anything to the contrary in Clause 10.7, nothing in Clause 10.7 will require the Company to provide (or be deemed to require the Company to prepare) any (1) pro forma financial information or pro forma financial statements, (2) information regarding any post-closing or pro forma cost savings, synergies, capitalization, ownership or other post-closing pro forma adjustments, (3) description of all or any portion of the Spin-Off, including the reasons for or background thereof, (4) risk factors relating to all or any component of the Spin-Off, (5) any Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K under the Securities Act, or (6) any information with respect to any person other than the Company Subsidiaries.
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In addition, notwithstanding anything to the contrary in Clause 10.7, nothing in Clause 10.7 shall require any such cooperation or efforts from the Company or the Company Subsidiaries in connection with the Spin-Off to the extent that it would or would reasonably be expected to (1) cause any representation, warranty or covenant in this Merger Protocol to be breached by the Company or any of the Company Subsidiaries, require any waiver or amendment of any term of this Merger Protocol or cause any condition to the Settlement to fail to be satisfied, (2) prior to Settlement, require the Company or any of the Company Subsidiaries to pay any commitment fee or similar fee or agree to pay any other fees or reimburse any expenses, costs, liabilities or obligations or otherwise issue or provide or agree to any indemnities in connection with the Spin-Off, (3) require the Company or any of the Company Subsidiaries to enter into, execute, deliver, approve, modify or perform any agreement, instrument, certificate (including solvency or similar certificates from a financial or similar officer) or other documentation (other than customary authorization and representation letters described in Clause 10.7.2 above effective prior to Settlement, (4) unreasonably interfere with the conduct or ongoing business of the Company or any of the Group, (5) change any fiscal period, (6) require the Company or any of the Company Subsidiaries to adopt any resolutions, execute any consents or otherwise take any corporate, reorganization, restructuring or similar action in connection with the Spin-Off unless such resolutions, consents or actions are contingent upon the occurrence of, or only effective as of Settlement, (7) require the Company or any Company Subsidiary or any of its or their respective Representatives to deliver any legal opinion or reliance letters or comfort letter or opinion of any of its Representative except as described in Clause 10.7.2 above, (8) after using commercially reasonable efforts to provide such access or disclose such information in a manner that does not jeopardize such attorney-client privilege, attorney work product protections or other applicable privilege or confidentiality obligations, provide access to or disclose any information that would reasonably be expected to jeopardize attorney-client privilege, attorney work product protections or other applicable privilege or confidentiality obligations binding on the Company or any of the Company Subsidiaries, (9) take any action that would reasonably be expected to conflict with or violate the organizational documents of the Company or any of the Company Subsidiaries or any applicable laws or fiduciary duties or would result in a contravention, violation or breach of, or default under, any material contract or material permit to which the Company or any of the Company Subsidiaries is a party or by which Company or any of the Company Subsidiaries or any of their respective property is bound, (10) cause any officers, directors, manager or employees, advisors of the Company or any of the Company Subsidiaries to incur or take any other action that would reasonably be expected to result in any actual or potential personal liability, (11) other than to the extent set forth in customary authorization and representation letters described in clause 10.7.2 above, require the Company or any Company Subsidiary to make any representations, warranties or certifications effective prior to Settlement, (12) require the Company or any of the Company Subsidiaries to cause or permit any liens to be placed on any of their property or to be an issuer or obligor with respect to the Debt Financing or the Permanent Debt Financing, in each case prior to Settlement, or (13) require the Company, any Company Subsidiary or any of their respective Representatives to provide any budgets or projections (which shall be the sole responsibility of the Offeror to prepare) or update any projections that the Company or its Representatives previously provided to the Offeror, except to the extent reasonably necessary to obtain valuation of the Company, any Company Subsidiaries or assets, or to prepare and file any documentation with a Governmental Entity required to gain approval for or to implement the Spin-Off.

10.9.	The Offeror agrees to indemnify, hold harmless and reimburse the Company, the Company
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Subsidiaries and their respective Representatives prior to Settlement or the termination of this Merger Protocol (and thereafter, promptly upon demand and in each case directly to the applicable Representative of the Company) from and against all reasonable documented out-of-pocket costs, expenses, fees, losses, damages, claims, judgments, fines, penalties, interest, awards and liabilities and Taxes such persons may directly or indirectly incur in connection with the Spin-Off, the actions taken pursuant to Clause 10.7 and the performance of their respective obligations under Clause 10.7 and the provision of any information utilized in connection therewith (including reasonable and documented costs and expenses of counsel and advisors), except to the extent incurred as a result of the fraud (bedrog), gross negligence (grove schuld) or willful misconduct (opzet) of the Company, the Company Subsidiaries and their respective Representatives, and such Company Subsidiaries and Representatives shall be express third party beneficiaries of this sentence, and the Offeror's obligation in this sentence shall survive any termination or expiration of this Merger Protocol.

10.10.	Notwithstanding anything to the contrary herein, it is understood and agreed that any late, incomplete or non-compliance with the cooperation obligations of the Company as set forth in Clause 10.7 (in whole or in part) shall not be deemed to constitute a material breach by the Company of the terms of this Merger Protocol for the purposes of the Commencement Condition set forth in Clause 5.1.1 and/or the Offer Condition set forth in Clause 5.6.3, unless (i) the Company has wilfully and materially breached the terms of Clause 10.7, (ii) the Offeror has notified the Company of such breach in writing, detailing reasonable steps that comply with this Clause 10.7 in order to cure such breach, (iii) the Company has not taken such steps or otherwise cured such breach within 10 Business Days of receipt of such notice and (iv) such breach has materially delayed, or would reasonably be expected to materially delay the Spin-Off, or materially impair, or would reasonably be expected to impair, the ability to consummate the Spin-Off.
11.	post-settlement organisation, corporate governance and non-financial covenants
11.1.	Delisting and Minority Shareholders
11.1.1.	In the event that the Offer is declared unconditional (gestand wordt gedaan), it is intended that the listing of the Shares on Euronext Amsterdam will be terminated as soon as possible after the Settlement Date.
11.1.2.	The Parties acknowledge that it is desirable that the Offeror acquires full ownership of the Company and its business and that the Offeror may, to the extent possible under applicable law, acquire the Shares that have not been tendered in the Offer pursuant to a squeeze-out or buy-out (uitstoting or uitkoop) or obtain full ownership of the business of the Company by virtue of any Post-Closing Restructuring Measure or other procedures or legal actions, in accordance with applicable laws.
11.1.3.	It is envisaged that as per the Settlement Date until the date of Delisting, the articles of association of the Company (the "Articles of Association") will be amended based on the principles as set out in Part I of Schedule 4 (Articles of Association).
11.1.4.	It is envisaged that as from the date of Delisting, if deemed desirable by the
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Offeror, the Articles of Association will be amended based on the principles as set out in Part II of Schedule 4 (Articles of Association).

11.2.	Statutory Buy-Out Proceedings
11.2.1.	The Company acknowledges that it is the intention of the Offeror to acquire 100% of the Shares or the entirety of the Company's assets and operations. If, following the Settlement Date, the Offeror and its Affiliates (i) hold at least 95% of the Shares (calculated in accordance with the DCC), the Offeror shall commence a compulsory acquisition procedure (uitkoopprocedure) in accordance with section 2:92a or 2:201a of the DCC, or (ii) hold (A) at least 95% of the Shares, and (B) at least 95% of the voting rights in respect of the Shares (calculated in accordance with the DCC), the Offeror shall commence the takeover buy-out procedure in accordance with section 2:359c of the DCC to buy out the remaining holders of Shares (the procedures under (i) and (ii) collectively, the "Buy-Out Proceedings"), provided that, at the request of the Offeror, the Company shall implement the Post-Closing Demerger at the Offeror’s discretion either prior to or after commencing such Buy-Out Proceedings, in accordance with Clauses 11.3.8, 11.3.9 and 11.3.10. The Company shall provide the Offeror with any assistance as may be required for the Buy-Out Proceedings, including, if needed, joining such proceedings as co-claimant. In any Buy-Out Proceeding, any remaining minority Shareholders will be offered the Offer Price for their Shares unless there would be financial, business or other developments or circumstances that would justify a different price in accordance with, respectively, section 2:92a, paragraph 5, section 2:201a, paragraph 5 or section 2:359c, paragraph 6 of the DCC. The Parties agree that the Offeror may, irrespective of whether it is entitled pursuant to applicable law to commence the Buy-Out Proceedings, instead elect (in its discretion) to acquire full ownership of the Company's assets and operations following the Settlement Date by implementing an Other Post-Closing Restructuring Measure, in accordance with the terms and conditions of Clause 11.3.
11.3.	Post-Closing Restructuring Measures
11.3.1.	The Company and the Offeror acknowledge the importance of the Offeror acquiring, directly or indirectly, 100% of the Shares or the entirety of the Company's assets and operations. This importance is based, inter alia, on:
(A)	the fact that having a single shareholder and operating without a public listing increases the Group's ability to achieve the goals and implement the actions of its strategy and reduces the Group's costs;
(B)	the ability of the Company and the Offeror to terminate the listing of the Shares from Euronext Amsterdam, and all resulting cost savings therefrom;
(C)	the ability to achieve an efficient capital structure (both from a tax and financing perspective), which would, among other things, facilitate the Transaction, intercompany and dividend distributions;
(D)	the ability to implement and focus on achieving long-term strategic goals
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of the Company, as opposed to short-term performance driven by quarterly reporting;

(E)	as part of long-term strategic objectives, the ability to focus on pursuing and supporting (by providing access to equity and debt capital) continued buy-and-build acquisition opportunities as and when they arise; and
(F)	the ability of the Offeror and the Company to implement the planned Spin-Off and to obtain the strategic benefits of the Spin-Off.
11.3.2.	In light of the above and the fact that the Offeror's willingness to pay the Offer Price and pursue the Offer is predicated on the direct or indirect acquisition of all of the Shares or all of the Company's assets and operations, and the willingness of the Offeror to reduce the Acceptance Threshold from 95% to 80% in case the Post-Closing Restructuring Resolutions are adopted in accordance with Clause 3.10.2 and such Post-Closing Restructuring Resolutions are in full force and effect as at the Tender Closing Date, the Company expresses an interest in and its support for the Post-Closing Restructuring Measures, which are to be executed in accordance with this Clause 11, subject to the terms and conditions of this Merger Protocol.
11.3.3.	As soon as reasonably practicable after the date of this Merger Protocol, and upon the Offeror’s request, the Parties shall cooperate in good faith to prepare and finalise all documents and ancillary materials required to effect the Post-Closing Restructuring Measures, which shall, without limitation, comprise (a) Company Holdco Articles, (b) Company Sub Articles, (c) the Merger Proposal for the Triangular Merger, including the Explanatory Notes, (d) the Merger Share Purchase Agreement, (e) the Demerger Proposal, including the Demerger Explanatory Notes, (f) the articles of association of Company Splitco, and (g) the Demerger Share Purchase Agreement (collectively, the "Post-Closing Restructuring Documentation"). The Post-Closing Restructuring Documentation shall be prepared in accordance with the provisions of this Merger Protocol and consistent with market practice for voluntary recommended public offers involving Dutch target companies listed on Euronext Amsterdam.
11.3.4.	Notwithstanding the foregoing, at the request of the Offeror, the Parties will in good faith discuss in the Interim Period an alternative transaction structure having the same or similar effect as the Post-Closing Restructuring Measures (which may include any, or a combination of, the Other Post-Closing Restructuring Measures) (an "Alternative Transaction Structure"), and if the Parties reach agreement in the Interim Period (but in any event five (5) Business Days prior to the EGM Documentation being disseminated to the Shareholders) on such Alternative Transaction Structure as the measure to be pursued (i) the Alternative Transaction Structure will instead be the preferred Post-Closing Restructuring Measure, (ii) the Post-Closing Restructuring Resolutions will be replaced with such resolutions as are required for the implementation of such Alternative Transaction Structure and (iii) Clause 11.3.5, 11.3.6(D), 11.3.8 and 11.3.9(C) shall apply mutatis mutandis to such Alternative Transaction Structure.

Post-Closing Merger

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11.3.5.	The Parties acknowledge and agree that the Post-Closing Merger is the preferred measure for the Offeror to (indirectly) acquire 100% of the Company's assets and operations if the Statutory Buy-Out Threshold has not been achieved following the Settlement Date.
11.3.6.	In preparation for the Post-Closing Merger, the Offeror and the Company agree that the Company shall perform or cause to be performed the following acts during the Interim Period:
(A)	incorporate a Dutch private limited liability company to be fully and directly owned by the Company ("Company Holdco") having articles of association prepared in accordance with Clause 11.3.3 (the "Company Holdco Articles") and a Dutch private limited liability company to be fully and directly owned by Company Holdco ("Company Sub") having articles of association prepared in accordance with Clause 11.3.3 (the "Company Sub Articles"), and cause that no amendment of the Company Holdco Articles and the Company Sub Articles and no adoption of a resolution or agreement to amend the same will occur;
(B)	ensure that (A) the Board, and the boards of Company Holdco and Company Sub will unanimously adopt and sign a merger proposal prepared in accordance with Clause 11.3.3 (the "Merger Proposal") for a legal triangular merger (juridische driehoeksfusie) of the Company (as disappearing company) with and into Company Sub (as acquiring company), with Company Holdco allotting shares to the Company's shareholders in accordance with article 2:309 et seq. and 2:333a DCC (the "Triangular Merger") and in which Company Holdco cancels the share(s) that formed its issued share capital immediately prior to the completion of the Triangular Merger and (B) the Board and the boards of Company Holdco and Company Sub will unanimously adopt and sign explanatory notes to the Merger Proposal prepared in accordance with Clause 11.3.3 (the "Explanatory Notes");
(C)	on such date as the Offeror requests (and ultimately one month before the EGM), file the Merger Proposal and all ancillary documents, including the relevant audit statements, required by applicable laws with the trade register of the Netherlands Chamber of Commerce (Kamer van Koophandel), make copies of the Merger Proposal, the Explanatory Notes and all ancillary documents, including the relevant audit statements and reports, required by applicable laws available at the offices of the Company and announce the foregoing in a Dutch national newspaper (the "Merger Publication");
(D)	cooperate with the Offeror, provide such assistance to the Offeror and sign all documents and undertake and perform all acts as reasonably necessary to prepare the effectuation of the Post-Closing Merger; and
(E)	at the request of the Offeror, which request cannot be made prior to the last day of the fourth (4th) month after the initial filing of the Merger Proposal, take all required steps (to the extent within the control of the Company) to file a new Merger Proposal and all ancillary documents,
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including the relevant audit statements, required by applicable laws with the trade register of the Netherlands Chamber of Commerce (Kamer van Koophandel), make copies of such Merger Proposal, the Explanatory Notes and all ancillary documents, including the relevant audit statements and reports, required by applicable laws available at the offices of the Company and announce the foregoing in a Dutch national newspaper and convene a Subsequent EGM in accordance with Clause 3.10.3 at which the Post-Closing Merger will be re-resolved upon in accordance with the new Merger Proposal.

11.3.7.	Subject to (i) the Offeror having declared the Offer unconditional, (ii) Settlement having occurred, (iii) the Post-Closing Restructuring Threshold having been met, (iv) the Post-Closing Acceptance Period having expired, (v) the Statutory Buy-Out Threshold not having been achieved following the Settlement Date, and (vi) the Post-Closing Merger Resolutions having been adopted and being in full force and effect, the Offeror may notify the Company that it wishes to implement the Post-Closing Merger, in which case:
(A)	the Company shall effect, and shall procure that Company Holdco and Company Sub shall effect, the Triangular Merger in accordance with the provisions set forth in the Merger Proposal and the Explanatory Notes pursuant to the execution of a notarial deed of merger as soon as reasonably and practicably possible after the Offeror's decision to pursue the Post-Closing Merger;
(B)	the Company shall procure that immediately after the Triangular Merger becoming effective, Company Holdco enters into a share purchase agreement with the Offeror, prepared in accordance with Clause 11.3.3 (the "Merger Share Purchase Agreement"), pursuant to which all issued shares in the capital of Company Sub (the "Company Sub Shares") will be sold and, by means of the execution of a notarial deed of transfer, substantially in the form as included as an Annex to the Merger Share Purchase Agreement (the "Merger Share Transfer Deed"), immediately after the Triangular Merger becoming effective, be transferred to the Offeror (or its nominee nominated in accordance with the Merger Share Purchase Agreement) (the "Merger Share Sale"). The aggregate purchase price for the Company Sub Shares shall be an amount equal to (i) the Offer Price multiplied by (ii) the total number of Shares issued and outstanding immediately prior to the Triangular Merger becoming effective (the "Merger Share Sale Purchase Price"). The Merger Share Sale Purchase Price shall be payable immediately following the execution of the Merger Share Transfer Deed as follows:
(1)	an amount equal to (x) the Offer Price multiplied by (y) the total number of Shares held by holders of Shares other than the Offeror prior to the Triangular Merger becoming effective (such amount, the "Merger Aggregate Minority Cash Out Amount") will be paid either in cash or by the Offeror's execution and delivery of a loan note to Company Holdco payable on demand by Company Holdco at arm's length terms (which shall take into account that such note is payable on demand by Company
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Holdco) in an aggregate principal amount equal to the Merger Aggregate Minority Cash Out Amount ("Minority Cash Note"); and

(2)	an amount equal to (x) the Merger Share Sale Purchase Price minus (y) the Merger Aggregate Minority Cash Out Amount (such difference, the "Merger Offeror Net Amount") will be paid by the Offeror's execution and delivery of a loan note to Company Holdco payable on demand by Company Holdco at arm's length terms (which shall take into account that such note is payable on demand by Company Holdco) in an aggregate principal amount equal to the Merger Offeror Net Amount;
(C)	prior to the Settlement Date, the Company shall adopt, in its capacity as sole shareholder of Company Holdco, a resolution to, subject to and immediately following completion of the Merger Share Sale, (A) dissolve Company Holdco in accordance with article 2:19 DCC (the "Holdco Dissolution"), (B) appoint a special purpose foundation or other third party as the liquidator of Company Holdco (the "Liquidator"), (C) approve reimbursement of the Liquidator's reasonable salary and costs and (D) appoint Company Sub as the custodian of the books and records of Company Holdco in accordance with article 2:24 DCC; and
(D)	as soon as reasonably practicable following the execution of the Merger Share Transfer Deed, the Company shall demand payment of the Minority Cash Note and cause the effectuation of the Holdco Dissolution and the making of an advance liquidation distribution per ordinary share in the capital of Company Holdco, whereby such advance liquidation distribution is intended to take place on or about the date of the execution of the Merger Share Transfer Deed and in an amount per ordinary share that is to the fullest extent possible equal to the Offer Price, without any interest and less any applicable Taxes to be withheld in connection with the contemplated liquidation,

(the steps under Clauses 11.3.5, 11.3.6 and 11.3.7, together, the "Post-Closing Merger"); and

(E)	The parties hereto intend and agree that, solely for U.S. federal and applicable U.S. state and local income tax purposes (i) the Post-Closing Merger shall be treated as a reorganization pursuant to Section 368(a)(1)(F) of the Code and (ii) this Merger Protocol shall constitute and is hereby adopted as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g).

Post-Closing Demerger

11.3.8.	The Parties acknowledge and agree that the Post-Closing Demerger is the preferred measure for the Offeror to (indirectly) acquire 100% of the Company's assets and operations if the Statutory Buy-Out Threshold has been achieved following the Settlement Date.
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11.3.9.	In preparation for the Post-Closing Demerger, the Offeror and the Company agree that the Company shall perform or cause to be performed the following acts during the Interim Period:
(A)	ensure that (i) the Board will unanimously adopt and sign a demerger proposal prepared in accordance with Clause 11.3.3 (the "Demerger Proposal") for a legal demerger (juridische afsplitsing) of the Company (the "Demerger"), whereby the Company, at the occasion of the Demerger, will incorporate a Dutch private limited liability company to be fully and directly owned by the Company ("Company Splitco"), having articles of association prepared in accordance with Clause 11.3.3 and (ii) the Board will unanimously adopt and sign explanatory notes to the Demerger Proposal prepared in accordance with Clause 11.3.3 (the "Demerger Explanatory Notes");
(B)	on such date as the Offeror requests (and ultimately one month before the EGM), file the Demerger Proposal and all ancillary documents, including the relevant audit statements, required by law with the trade register of the Netherlands Chamber of Commerce, make copies of the Demerger Proposal, the Demerger Explanatory Notes and all ancillary documents, including the relevant audit statements and reports, required by law available at the offices of the Company and announce the foregoing in a Dutch national newspaper;
(C)	the Parties shall provide such assistance and sign all documents and undertake and perform all acts as reasonably necessary to prepare the effectuation of the Post-Closing Demerger as reasonably necessary or requested by either Party; and
(D)	at the request of the Offeror, which request cannot be made prior to the last day of the fourth (4th) month after the initial filing of the Demerger Proposal, the Company shall take all required steps (to the extent within the control of the Company) to file a new Demerger Proposal and all ancillary documents, including the relevant audit statements, required by law with the trade register of the Netherlands Chamber of Commerce, make copies of such Demerger Proposal, the Demerger Explanatory Notes and all ancillary documents, including the relevant audit statements and reports, required by law available at the offices of the Company and announce the foregoing in a Dutch national newspaper and convene a Subsequent EGM in accordance with Clause 3.10.3 in which the Post-Closing Demerger will be re-resolved upon in accordance with the new Demerger Proposal.
11.3.10.	Subject to (A) the Offeror having declared the Offer unconditional, (B) Settlement having occurred, (C) the Statutory Buy-Out Threshold having been met, and (D) the Post-Closing Demerger Resolutions having been adopted and being in full force and effect, the Offeror may notify the Company that it wishes to implement the Post-Closing Demerger, in which case:
(A)	the Company shall effect the Demerger in accordance with the provisions set forth in the Demerger Proposal and the Demerger Explanatory Notes
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pursuant to the execution of a notarial deed of demerger, as soon as reasonably possible after the Offeror's notification to pursue the Post-Closing Demerger;

(B)	immediately after the Demerger becoming effective and Company Splitco having been incorporated at the occasion thereof, the Offeror shall, and the Company (or any of its successors) shall procure that the Company shall enter into a share purchase agreement, prepared in accordance with Clause 11.3.3 (the "Demerger Share Purchase Agreement"), pursuant to which the issued and outstanding share in the capital of Company Splitco (the "Company Splitco Share") will be sold and, by means of the execution of a notarial deed of transfer, in the mutually agreed form as included as an Annex to the Demerger Share Purchase Agreement (the "Demerger Share Transfer Deed"), immediately after the Demerger becoming effective, be transferred to the Offeror (or its nominee nominated in accordance with the Demerger Share Purchase Agreement) (the "Demerger Share Sale"). The aggregate purchase price for the Company Splitco Share shall be an amount equal to (i) the Offer Price multiplied by (ii) the total number of Shares issued and outstanding immediately prior to the Demerger becoming effective (the "Demerger Share Sale Purchase Price"); and
(C)	the Demerger Share Sale Purchase Price shall be payable immediately following the execution of the Demerger Share Transfer Deed by the Offeror's execution and delivery of the Offeror Note (as defined in the Demerger Share Purchase Agreement) and the Minority Note (as defined in the Demerger Share Purchase Agreement) each payable by the Offeror on demand by the Company at arm's length terms (which shall take into account that such note is payable by the Offeror on demand by the Company) in an aggregate principal amount equal to the Demerger Share Sale Purchase Price, and
(D)	The Parties will discuss and implement appropriate steps to repatriate the Offeror Note in an efficient manner from a corporate, tax and financing perspective, while ensuring that the minority Shareholders will receive the Offer Price in the Buy-Out Proceedings,

(the steps under Clauses 11.3.8, 11.3.9 and 11.3.10 together, the "Post-Closing Demerger").

Indemnification

11.3.11.	Subject to applicable laws, the Offeror hereby indemnifies and holds harmless, by way of irrevocable third-party stipulation for no consideration (onherroepelijk derdenbeding om niet), the Company, each current and future member of the Board, any member of the Group and Company Holdco and their respective board members, employees, officers and, if the Holdco Dissolution is implemented as part of the Post-Closing Merger in accordance with this Merger Protocol, the Liquidator and managing directors of the Liquidator (each of them an "Indemnified Party") against any present or future, actual or contingent, ascertained or unascertained or disputed, known or unknown, reported and
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unreported or other damages, liabilities, losses, Taxes, costs (including reasonable advisor fees and expenses) and fines (collectively "Losses"), including by replacing any financing or hedging arrangement lost by any member of the Group with an alternative arrangement on substantially the same terms, arising, accruing or (to be) incurred by any Indemnified Party in that capacity arising from the preparation, proposal or implementation of the Post-Closing Restructuring Measures, and any acts or omissions in connection with preparing, proposing or implementing the resolutions required for the implementation of the Post-Closing Restructuring Measures, in each case:

(A)	excluding any Losses arising, accruing or incurred as a result of a material breach of the Company's obligations for which he or she was responsible or his or her obligations under this Merger Protocol or any other document contemplated thereby (including the Merger Share Purchase Agreement), provided the Indemnified Party was or reasonably should have been aware of such obligations, or fraud (bedrog), gross negligence (grove schuld) or willful misconduct (opzet) by such Indemnified Party, as finally established by a court decision or settlement agreement;
(B)	except to the extent covered by insurance and actually paid out pursuant to any insurance taken out for the benefit of an Indemnified Party; and
(C)	excluding any Losses exclusively incurred by such Indemnified Party in his or her capacity as a Shareholder, including, without limitation, any Tax, including any Dutch dividend withholding tax, on any liquidation distributions to such Indemnified Party as part of a liquidation that is part of the Post-Closing Restructuring Measures, provided that the Indemnified Party will not take any action that may prejudice or affect his or her or the Offeror's position in litigation without the Offeror's consent, which shall not be unreasonably withheld, conditioned or delayed.

11.3.12.	The Offeror will have sole control over any litigation relating to any Losses for which the Indemnified Party is seeking to be indemnified hereunder, including over any correspondence, negotiations and other communications with third parties that could potentially result in litigation. If so reasonably requested in writing, the Offeror shall keep the Indemnified Party reasonably informed and provide the Indemnified Party the opportunity to review and comment upon any material correspondence, material negotiations and other material communications by the Offeror with third parties in connection with such Losses.
11.3.13.	The Offeror shall support the Company in and refrain from carrying out any action that is reasonably likely to hinder, impede or prejudice the Company from maintaining or taking out an adequate directors' and officers' insurance in line with market practice (including coverage for claims from Shareholders) for the benefit of the Indemnified Parties providing for coverage for conduct up to and including completion of the Transaction (including in the Post-Closing Restructuring Measures, if implemented) and allowing for notice of claims and circumstances for a period of at least six (6) years thereafter, and which policy in all other respects provides terms substantially equivalent to the Company's
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current insurance policy in force as at the date of this Merger Protocol, provided that the Offeror shall not be required to pay an aggregate price for such insurance in excess of 300% of the last annual premium paid prior to the date hereof.

11.4.	Other Post-Closing Restructuring Measures
11.4.1.	Subject to the Offer being declared unconditional, the Offeror may, following the Settlement Date, effect, or cause to effect, any other restructuring of the Company and the Group for the purpose of achieving an optimal operational, legal, financial and/or fiscal structure in accordance with applicable laws, some of which may have the effect of diluting the interest of any remaining minority Shareholders (the "Other Post-Closing Restructuring Measures"), including but not limited to:
(A)	an issue of shares by the Company against a contribution of cash and/or assets to the Company, in which circumstances the pre-emptive rights (voorkeursrechten), if any, of Shareholders other than the Offeror may be excluded;

a sale and transfer of assets and liabilities by the Offeror or by a member of the Offeror Group to the Company or any Group Company, or a sale and transfer of assets and liabilities by the Company or a Group Company to the Offeror or to any other member of the Offeror Group, potentially followed by a liquidation of the Company;

(B)	a statutory cross-border or domestic (bilateral or triangular) legal merger (juridische (driehoeks-)fusie) in accordance with sections 2:309 et seq DCC between the Company, the Group, the Offeror and/or one or more other members of the Offeror Group;
(C)	a statutory legal demerger (juridische splitsing) of the Company in accordance with sections 2:334a et seq DCC;
(D)	a conversion of the Company into a private limited company (besloten vennootschap met beperkte aansprakelijkheid);
(E)	a subsequent public offer by the Offeror for any Shares not held by the Offeror;
(F)	a distribution by the Company of any proceeds, cash and/or assets to the Shareholders;
(G)	any transaction, including a sale and/or transfer of any material asset, between the Company and its Affiliates or between the Company and the Offeror or their respective Affiliates with the objective of utilising any Tax Loss Carry Forwards available to the Company, the Offeror or any of their respective Affiliates;
(i)	make any changes to the dividend policy of the Company;
(ii)	any combination of the foregoing; or
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(H)	any other transactions, restructurings, share issues, procedures and/or proceedings in relation to the Company and/or one or more members of its Group required to effect the above-mentioned objective.
11.4.2.	The Other Post-Closing Restructuring Measures may be subject to any applicable Tax, including any Dutch dividend withholding tax.
11.4.3.	The Offeror agrees to only effect or cause to effect any Other Post-Closing Restructuring Measure, for the avoidance of doubt, excluding the Post-Closing Restructuring Measures, (i) in accordance with the terms and subject to the conditions of this Merger Protocol, and (ii) after the Post-Closing Acceptance Period.
11.4.4.	In the implementation of any Other Post-Closing
Restructuring Measure, due consideration will be given to the requirements of applicable laws and the Bidding Rules, including the requirement to consider the interests of all stakeholders including any minority Shareholders, and the requirement for the members of the Board to form their independent view of the relevant matter.
11.5.	Composition of the Board

The Parties acknowledge and agree that as of the Settlement Date the members of the Board will be determined by the Offeror, and the Offeror shall confirm in writing to the Company no later than two (2) weeks prior to the Commencement Date, the persons who shall comprise the Board as of the Settlement Date.

11.6.	Non-Financial Covenants
11.6.1.	The Offeror shall, for a duration of twenty-four (24) months as of the Settlement Date (the "Non-Financial Covenants Term"), comply with the non-financial covenants set out in Schedule 5 (Non-financial Covenants) (the "Non-Financial Covenants"), save for the Non-Financial Covenant included in paragraph 1.3 and 4 of Schedule 5 (Non-financial Covenants), which shall expire at the date included in that paragraph.
11.6.2.	The Non-Financial Covenants are made to and for the benefit of the Company and its successors and assigns, for these purposes solely represented by an individual jointly selected by the Parties before the Commencement Date (the "Independent Director"). The Independent Director will be particularly tasked with monitoring the compliance with the Non-Financial Covenants. Any deviation from the Non-Financial Covenants will require the affirmative vote of the Independent Director. As long as the Company remains listed the Independent Director will be a member of the board of the Company; thereafter the Offeror will determine the group company where the Independent Director will sit.
11.6.3.	The Parties acknowledge and agree that the Non-Financial Covenants will be disclosed (i) in full to the Dutch Works Council, and in the Offer Memorandum and the Position Statement, and (ii) in adequate summary in the First Announcement.
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12.	EXCLUSIVITY
12.1.	Exclusivity Period
12.1.1.	Without prejudice to the provisions of Clause 12.1.2 of this Merger Protocol, as of the date of this Merger Protocol until the earliest of either the Settlement Date or the termination of this Merger Protocol pursuant to Clause 16.1 of this Merger Protocol (the "Exclusivity Period"), the Company shall not, and shall procure that no Group Company or directors, officers and advisors acting on its or their behalf (together "Relevant Persons") shall, or shall publicly announce the intention to, directly or indirectly, solicit, initiate, encourage, knowingly facilitate or engage in discussions or negotiations with, provide any non-public and/or confidential information relating to the Group or its business to, or afford access to properties, books or records to any party other than the Offeror or any of its Affiliates regarding an offer or proposal for, or that would reasonably be expected to lead to a potential offer or proposal for more than 20% of the Shares or assets of the Group, whether by direct or indirect acquisition, tender offer, reverse takeover or purchase, subscription, merger, demerger, reorganisation, contribution, joint-venture, share exchange, consolidation, business combination, recapitalisation, liquidation, dissolution or other transaction structure (an "Alternative Proposal").
12.1.2.	The Company shall not during the Exclusivity Period approve or recommend, or authorize, execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or similar agreement with respect to an Alternative Proposal, or propose publicly or agree to do any of the foregoing.
12.1.3.	The Company will notify the Offeror promptly (and in any event within forty-eight (48) hours) if any communication, invitation, approach or enquiry, or any request for information is received by the Company, any member of the Group or any of their Relevant Persons, from any third party in relation to an Alternative Proposal, it being understood that in any case the Company shall notify the Offeror of its knowledge of the identity of such third party, the proposed consideration, the conditions to (the making of) the Alternative Proposal and other proposed principal terms and conditions of such Alternative Proposal (including any subsequent developments or modifications thereof) to the extent available to the Company, and (i) provide the Offeror (or its outside legal counsel) with a copy of the applicable written Alternative Proposal that describes any of the material terms and conditions (including any price or similar economic terms) (or, if oral, with a summary of the material terms and conditions of any such Alternative Proposal) which could reasonably be expected to lead to a Potential Competing Offer, and (ii) shall provide the Offeror promptly (and in any event within forty-eight (48) hours of the Company becoming aware) with written notice of any material developments in relation to such Alternative Proposal, including material amendments or proposed amendments of any such Alternative Proposal, approach, inquiry or request (clauses (i) and (ii), the "Update Obligation").
12.2.	Potential Competing Offer
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12.2.1.	The Company hereby confirms that, at the date of this Merger Protocol, (i) it is not in negotiations, activities or discussions with any third party that may lead to an Alternative Proposal, a Potential Competing Offer or a Competing Offer and (ii) it has terminated all previous negotiations, activities or discussions with any third party that may lead to an Alternative Proposal, Potential Competing Offer or a Competing Offer.
12.2.2.	If the Company receives a credible, written and unsolicited proposal that did not result from a breach of Section 12.1.1 with respect to an Alternative Proposal that, the Board concludes in good faith, taking into account its fiduciary duties under Dutch law and after receipt of the advice of the Company's outside financial advisor and outside legal counsel, that such Alternative Proposal constitutes or could reasonably be expected to constitute a Competing Offer and failure to do so would be inconsistent with its fiduciary duties towards the Company and its stakeholders (a "Potential Competing Offer", provided that for purposes of this definition of "Potential Competing Offer", each reference in the definition of Alternative Proposal to "twenty percent (20%)" shall be deemed to be a reference to "fifty percent (50%)"), the Company shall promptly (and in any event within forty-eight (48) hours of receipt by the Company of such Potential Competing Offer) notify the Offeror thereof. Such notice to the Offeror will specify (i) the identity of the relevant third party, (ii) the proposed consideration, and (iii) other material terms of the Potential Competing Offer to the extent available to the Company, and will inform the Offeror of the Company's intention to enter into discussions with such third party. Commencing upon the provision of any notice referred to above and continuing until such Potential Competing Offer is withdrawn, the Company shall continue to comply with the Update Obligations with respect to any such Potential Competing Offer.
12.2.3.	Notwithstanding Clause 12.1.1 and 12.1.2, after having given the notice specified in Clause 12.2.2 and subject to compliance with this Clause 12 (Exclusivity), the Company or any of its Relevant Persons may:
(A)	provide confidential information relating to the Group to such third party, provided that such third party shall receive the same information as provided to the Offeror, except if and to the extent that the Board is of the reasonable opinion, taking into account its fiduciary duties and after having consulted their financial and legal advisors, that the third party reasonably requires additional information to be able to make a Competing Offer, provided, further, that the Company shall not provide to a third party any confidential information that it has not provided to the Offeror except to the extent that such information is provided to the Offeror prior to or substantially concurrently with the time it is provided to such third party;
(B)	engage in discussions or negotiations in relation to the Potential Competing Offer;
(C)	consider such Potential Competing Offer; and
(D)	make public announcements in relation to a Potential Competing Offer, solely to the extent required under applicable laws,
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provided that the Company shall continue to comply with the terms of this Merger Protocol, including its Update Obligations with respect to such Potential Competing Offer.

12.2.4.	If the Board is of the reasonable opinion, taking into account its fiduciary duties and after having consulted their outside financial and outside legal advisors, that the Potential Competing Offer does not constitute a Competing Offer, (i) the Company shall inform the Offeror promptly (but, in any event, within forty-eight (48) hours) thereof and shall confirm to the Offeror that it continues to fully support the Offer, (ii) the Board and its relevant members will continue to fully support and maintain the Recommendation, and (iii) the Company has terminated or shall terminate discussions or negotiations regarding that Potential Competing Offer for the Company with such third party.
12.2.5.	Before engaging in discussions or negotiations with a third party regarding a Potential Competing Offer or disclosing confidential information to a third party, the Company shall first enter into a confidentiality agreement with such third party on substantially similar terms as the terms of the Confidentiality Agreement between the Company and the Offeror. Unless this Merger Protocol is terminated, where confidential information regarding the Company and its subsidiaries has been provided to any third party in relation to a Potential Competing Offer that, in accordance with 12.2.4, has not been determined to constitute a Competing Offer, the Company shall promptly request the return or destruction of all such confidential information provided to any such persons, in accordance with and subject to the terms and conditions of the confidentiality agreement entered into with such third party.
13.	COMPETING OFFER
13.1.	Competing Offer

For purposes of Clause 12 and this Clause 13, a "Competing Offer" is a written proposal meeting all of the following conditions:

13.1.1.	the Potential Competing Offer is a bona fide unsolicited written Alternative Proposal comprising (i) a (public) offer for (i) all or substantially all (representing more than 80%) of the Shares, (ii) all or substantially all (representing more than 80%) of the Group’s business or assets, (iii) a legal merger (or reverse takeover) of the Company with a third party resulting in the control over all or substantially all (representing more than 80%) of the Shares or the Group’s business or assets or (iv) another unsolicited, written proposal made by a bona fide third party that would result in a change of control of the Company or involve all or substantially all (representing more than 80%) of the Group’s business or assets;
13.1.2.	in the reasonable opinion of the Board, taking into account its fiduciary duties and having consulted with, and taking into account the advice of, its outside financial advisor and outside legal advisors, the Alternative Proposal is, on balance, a more beneficial offer or transaction for the Company and the sustainable success of its business, taking into the interests of its shareholders, employees and other stakeholders than the Transaction as contemplated in this Merger Protocol, specifically taking into account the identity and track record of
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such third party, the consideration to be received by the holders of Shares, certainty of execution (including, but not limited to, certainty of funding and anti-trust clearances), conditionality and non-financial covenants) and other terms and conditions of the offer, taking into account any terms proposed by the Offeror after being notified pursuant to 13.2; and

13.1.3.	the total consideration payable to the holders of Shares in connection with such Potential Competing Offer exceeds the Offer Price by at least ten percent (10%) and is fully in cash, and to the extent that the Competing Offer is an offer for all or substantially all of the business or assets of the Group, the calculation shall be made on the basis of the net proceeds (before any applicable taxes) to be distributed to the Shareholders resulting from such a transaction (to be valued as at the first trading day on Euronext Amsterdam following the execution of the Merger Protocol) calculated on a per Share basis.
13.2.	Procedure

If the Board is of the reasonable opinion, taking into account their fiduciary duties and after having consulted their outside financial and outside legal advisors, that a Potential Competing Offer constitutes a Competing Offer, the following steps shall be taken:

13.2.1.	The Company shall inform the Offeror upon such determination promptly (in any event within twenty-four (24) hours) and shall provide the Offeror with all relevant details of the Competing Offer, insofar the Company is aware of such details, (the "Competing Offer Notice") and shall provide the Offeror, with its knowledge of the identity of such third party, the proposed consideration and the conditions to (the making of) the Competing Offer and all other material terms and conditions of such Competing Offer to the extent available to the Company, as well as the Company's reasons for determining that such offer is a Competing Offer, and otherwise comply with its Update Obligations with respect to such Competing Offer.
13.2.2.	The Offeror may within five (5) Business Days following the date on which it has received the Competing Offer Notice submit to the Board in writing a revision of its Offer (the "Matching Offer Period"). If such revised offer is, in the good faith opinion of the Board, having consulted their financial and legal advisors and acting in good faith and observing its fiduciary duties, on terms and conditions which at least matches, on balance, the terms and conditions of the Competing Offer as set out in the Competing Offer Notice, such revised offer shall qualify as a "Matching Offer". During the Matching Offer Period the Company shall continue to co-operate with the Offeror in accordance with the terms of this Merger Protocol and continue to comply with the Update Obligations, and shall use its reasonable best efforts to make its Representatives reasonably available to negotiate with the Offeror (to the extent the Offeror has expressed to the Company that it wishes to negotiate).
13.2.3.	If the Offeror (i) fails to timely submit a Matching Offer in accordance with 13.2.2 or (ii) has indicated that it will not communicate a Matching Offer, then the Company shall be entitled to (conditionally) agree to the Competing Offer and the Board shall have the right to effect an Adverse Recommendation Change and to withdraw or, as applicable, modify the Position Statement. If the Company
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(conditionally) agrees to the Competing Offer, which shall be communicated to the Offeror within five (5) Business Days following the last day of the Matching Offer Period, each of the Parties shall be entitled, but will not be obliged, to terminate this Merger Protocol with immediate effect in accordance with Clause 16.

13.2.4.	If the Offeror has submitted a Matching Offer in accordance with Clause 13.2.2 and the Board has qualified it as a Matching Offer, the Parties shall not terminate this Merger Protocol and shall continue to be bound by their respective rights and obligations of this Merger Protocol, including with respect to future Potential Competing Offer(s) or Competing Offer(s) and the Company shall not be entitled to accept the Competing Offer. If the Offeror has communicated a Matching Offer in accordance with this Clause 13.2, then the provisions of this Merger Protocol apply as if that Matching Offer is the Offer.
13.3.	Consecutive Competing Offers

This Clause 13 applies mutatis mutandis to any consecutive Competing Offer, it being understood that if the Offeror has matched any Competing Offer in accordance with Clause 13.2.2, the consecutive Competing Offer must exceed the most recent Matching Offer by at least ten percent (10%) in order for any such consecutive Competing Offer to potentially qualify as a Competing Offer for the purpose of this Merger Protocol.

14.	CONFIDENTIALITY and announcements
14.1.	Confidentiality

Subject to the provisions of this Merger Protocol, no Party shall, without the prior written approval of the other Party, disclose the existence and content of this Merger Protocol and the discussions and negotiations in respect of the Transaction to any third party, except to the extent that (a) the substance of this Merger Protocol may be disclosed in the First Announcement, the Offer Memorandum and the Position Statement, (b) it is obliged to make such a disclosure pursuant to any applicable laws, rules or regulations (including the Applicable Rules and the Exchange Act and the rules and regulations promulgated thereunder and, for the avoidance of doubt, disclosure of the substance of this Merger Protocol in the First Announcement, the Offer Memorandum and the Position Statement and the required disclosures and filings with respect to any Current Report on Form 8-K of the Offeror) or a binding decision by a court or other Governmental Entity, including the AFM, (c) disclosure takes place on the basis of a requirement of a competent financial regulator, (d) disclosure is necessary to enforce this Merger Protocol in court proceedings, (e) the information has come into the public domain in a manner other than as a result of a breach of the confidentiality obligations of the Parties under this Merger Protocol, and/or (f) disclosure is necessary to obtain the advice of any professional advisor, provided such advisor is bound by a confidentiality agreement. The Confidentiality Agreement will remain in full force and effect subject to and in accordance with its terms, until the earlier of (a) the Settlement Date and (b) the later of (i) the date on which this Merger Protocol terminates in accordance with its terms and (ii) with respect to the Confidentiality Agreement, the date on which the confidentiality undertakings cease to apply in accordance with the Confidentiality Agreement.

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14.2.	Public Announcements

Notwithstanding Clause 14.1, the Parties shall obtain prior written approval from the other Party (such approval not to be unreasonably withheld, conditioned or delayed), and consult each other (in advance to the extent legally permitted), and provide meaningful opportunity for review and give due consideration to reasonable comments by the other Party, prior to making any public announcements (other than the First Announcement), public statements and with respect to this Merger Protocol or the Transaction, except for (a) any consultation that would not be reasonably practicable as a result of requirements of applicable laws or the rules of Euronext Amsterdam, if the Party making the announcement or statement has used its reasonable best efforts to consult with the other Party, or (b) public statements that are not inconsistent with previous statements made jointly by the Parties.

15.	costs and EXPENSES

Except as explicitly stated otherwise in this Merger Protocol or any document entered into pursuant to this Merger Protocol, each Party shall pay its own costs and expenses incurred in respect of the preparation, execution and performance of this Merger Protocol and any documents executed pursuant thereto.

16.	TERMINATION
16.1.	Termination

This Merger Protocol will immediately terminate:

16.1.1.	by mutual written consent of the Parties;
16.1.2.	by notice in writing given by a Party (the "Terminating Party") to the other Party if by the third (3rd) Business Day prior to the Ultimate Launch Date any Commencement Condition for the benefit of the Terminating Party under this Merger Protocol has not been satisfied or waived, or if it is apparent that such Commencement Condition cannot be satisfied and will not be waived before that date, provided that the non-satisfaction of the relevant Commencement Condition is not due to the Terminating Party breaching any of its obligations under this Merger Protocol;
16.1.3.	by notice in writing given by the Terminating Party to the other Party if by the third (3rd) Business Day after the Tender Closing Date any Offer Condition (other than the Competition Condition) for the benefit of the Terminating Party under this Merger Protocol has not been satisfied or waived, or if it is apparent that such Offer Condition cannot be satisfied and will not be waived before that date (or such extended date if extended in accordance with Clauses 3.5.2 or 3.5.3), provided that the non-satisfaction of the relevant Offer Condition is not due to the Terminating Party breaching any of its obligations under this Merger Protocol;
16.1.4.	by notice in writing given by the Terminating Party to the other Party in the event of a material breach by the other Party of its obligations under this Merger Protocol such that the Offer Condition set out in Clause 5.6.3 and Clause 5.6.4 (as applicable) is incapable of being satisfied by the Unconditional Date;
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16.1.5.	by notice in writing given by the Offeror to the Company in case of an Adverse Recommendation Change;
16.1.6.	by notice in writing given by the Terminating Party to the other Party pursuant to Clause 13.2.3; provided, that if the notice is given by the Company, the Company shall only be permitted to terminate the Merger Protocol pursuant to this Clause 16.1.6 if (i) substantially concurrently with such termination (and in any event with two (2) Business Days of such termination), the Company pays the Break Fee pursuant to Clause 16.3, and (ii) the Company shall not have breached any of its material obligations under Clauses 12-13;
16.1.7.	by notice in writing by the Company to the Offeror if:
(A)	all Commencement Conditions have been satisfied or waived and the Offeror has failed to commence the Offer on the Commencement Date; or
(B)	all Offer Conditions have been satisfied or waived and Settlement has not taken place on the Settlement Date; and
16.1.8.	by notice in writing given by the Terminating Party to the other Party if the Unconditional Date has not occurred on or before 11:59 p.m. (Central European Time) on the Long Stop Date, provided that the right to terminate this Merger Protocol pursuant to this Clause 16.1.8 shall not be available to a Party if such Party is then in breach of this Merger Protocol and such breach caused the failure of the Unconditional Date to occur prior to the Long Stop Date.
16.2.	Effect of termination

If this Merger Protocol is terminated in accordance with Clause 16.1, then

16.2.1.	the Offeror will publicly announce the termination of this Merger Protocol and the withdrawal of the Offer;
16.2.2.	all rights and obligations of the Parties under this Merger Protocol shall end, except for Clause 1 and Clauses 14 up to and including 19, and except for any provision that expressly states to survive termination; and
16.2.3.	each Party will be relieved from all its liabilities to the other Party, except for any liability as a result of (i) a breach of this Merger Protocol that occurred prior to the termination of this Merger Protocol, (ii) fraud (bedrog), gross negligence (grove schuld) or willful misconduct (opzet) that occurred prior to the termination of this Merger Protocol, and (iii) liability of the Offeror pursuant to Clauses 4.4.6, 10.9 and 11.3.11.
16.3.	Break Fee
16.3.1.	The Company shall pay to the Offeror an amount equal to EUR 156,694,839, excluding VAT, without defences or set-off of any kind (the "Break Fee"), as compensatory damages, in the event that this Merger Protocol is terminated by the Offeror pursuant to Clauses 16.1.5 or 16.1.6. The Company shall promptly, but in no event later than five (5) Business Days after the date of valid
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termination pursuant to Clauses 16.1.5 or 16.1.6, pay the Break Fee to the Offeror by wire transfer of immediately available cash funds.

16.3.2.	If (A) a Competing Offer has been publicly made or otherwise becomes generally known to the public prior to the Tender Closing Date, (B) this Merger Protocol is thereafter validly terminated by (i) the Company or the Offeror pursuant to Clause 16.1.3 and, at the time of such termination, the Acceptance Threshold has not been satisfied (or shall have ceased to be satisfied) (but in the case of a termination by the Company, only if at such time the Offeror would not be prohibited from terminating this Merger Protocol pursuant to Clause 16.1.3) or (ii) the Offeror pursuant to Clause 16.1.4 and (C) prior to the date that is twelve (12) months following the date of such termination, the Company enters into a definitive contract with respect to any transaction that would be a Competing Offer under this Merger Protocol or any transaction that would be a Competing Offer is consummated, the Company shall pay to the Offeror an amount equal to the Break Fee, which payment shall be made to the Offeror concurrently with the earlier of the date on which the Company enters into such contract and the date on which such Competing Offer is consummated, unless at such time the Break Fee has already been paid by the Company to the Offeror in accordance with Clause 16.3.1, in which case the Offeror will no longer have any entitlement to the payment under this Clause 16.3.2.
16.3.3.	Following the Offeror's receipt of the Break Fee under this Clause 16.3, the Offeror shall not have any other claim under this Merger Protocol against the Company or any of the (members of the) Board under this Merger Protocol, except to the extent arising from fraud (bedrog), gross negligence (grove schuld) or willful misconduct (opzet) of the Company or of the (members of the) Board. Notwithstanding anything to the contrary contained in this Merger Protocol, in no event shall the Company be required to pay the Break Fee on more than one occasion.
16.4.	General
16.4.1.	The Parties shall, to the extent permitted under applicable laws, take the position that no VAT is due on the Break Fee. Each Party shall act in a manner consistent with the foregoing and shall use reasonable best efforts to contest any contrary position. If, contrary to the position taken by the Parties, a Tax Authority takes the position that VAT is chargeable on the Break Fee, such VAT shall be borne by the payer of the Break Fee. If the recipient of the Break Fee is required to account to the Tax Authority for such VAT, the recipient shall provide the payer with a valid VAT invoice describing the amount of VAT chargeable on this Break Fee and the payer shall pay to the recipient (in addition to the Break Fee) an amount equal to the VAT due to the recipient within ten (10) Business Days after receiving such invoice. The recipient shall remit the VAT to the relevant Tax Authority. If, however, such VAT is payable by the payer as the VAT liable person pursuant to a reverse charge mechanism, the payer shall account for and pay such VAT to the competent Tax Authority without additional payment of such VAT to the recipient.
16.4.2.	The Parties acknowledge and agree that any entitlement to the Break Fee pursuant to this Clause 16 is without prejudice to, and not in lieu of any right of
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the Offeror and the Company to demand specific performance (nakoming vorderen) of the provisions of this Merger Protocol.

16.4.3.	The Parties acknowledge and agree that the provisions of section 6:92, paragraphs 1, 2 and 3 of the DCC shall, to the maximum extent possible, not apply. Each Party hereby waives any (potential) right it might have to request mitigation of such liability in any manner (in legal proceedings or otherwise).
17.	NOTICES

All notices, consents, waivers and other communications under this Merger Protocol must be in writing in English and delivered by hand or sent by registered mail, express courier, fax or a PDF-document sent by e-mail to the appropriate addresses and fax numbers set out below. A notice shall be effective upon receipt and shall be deemed to have been received at the time of delivery, if delivered by hand, registered mail or express courier, or at the time of successful transmission, if delivered by fax or e-mail.

To the Company:

Name: JDE Peet’s N.V.

For the attention of: [***]

Address: [***]

E-mail: [***]

With a copy to (which does not constitute notice):

Firm: Allen Overy Shearman Sterling LLP

Name: Tim Stevens and Olivier Valk

E-mail: tim.stevens@aoshearman.com and olivier.valk@aoshearman.com

To the Offeror:

Name: Keurig Dr Pepper Inc.

For the attention of: [***]

Address: [***]

E-mail: [***]

With a copy to (which does not constitute notice):

Firm: Paul, Weiss, Rifkind, Wharton & Garrison LLP

Name: James E. Langston and Chelsea N. Darnell

E-mail: jlangston@paulweiss.com and cdarnell@paulweiss.com

and

Firm: Stibbe N.V.

Name: Heleen H. Kersten and Marc D.A. Habermehl

E-mail: heleen.kersten@stibbe.com and marc.habermehl@stibbe.com

18.	miscellaneous
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18.1.	Assignment

Except as otherwise expressly provided in the Merger Protocol, none of the Parties may assign or procure the assumption of its rights and obligations under this Merger Protocol, either in whole or in part, to any other person without the prior written consent of the other Party; provided that the Offeror has the right to assign or procure the assumption of any rights and obligations under this Merger Protocol to any controlled Affiliate or wholly-owned subsidiary of the Offeror without any consent being required. The Company hereby grants its consent and its full cooperation to such assignment and/or transfer. In the event of such an assignment and/or transfer, this Merger Protocol shall, insofar as it refers to Offeror, apply mutatis mutandis to such assignee or transferee. The Offeror shall remain jointly and severally liable with the assignee or transferee for the proper performance of any and all obligations assigned or transferred to the designated assignee or transferee under this Merger Protocol.

18.2.	No Rescission

Without prejudice to the provisions of Clause 16, to the extent permitted by applicable law, each Party waives its right to (i) annul (vernietigen), rescind (ontbinden) or partially rescind (gedeeltelijk ontbinden) this Merger Protocol on the basis of section 6:228 or section 6:265 to section 6:272 of the DCC, or (ii) request a competent court to amend, in whole or in part, this Merger Protocol on the basis of section 6:230(2) of the DCC.

18.3.	Partial Invalidity

The invalidity or unenforceability of any provision of this Merger Protocol shall not affect the validity or enforceability of any other provision of this Merger Protocol. Any such invalid or unenforceable provision shall be replaced or be deemed to be replaced by a provision that is considered to be valid and enforceable. The interpretation of the replacing provisions shall be as close as possible to the intent of the invalid or unenforceable provision.

18.4.	Entire Agreement

This Merger Protocol constitutes the entire agreement between the Parties with respect to the subject matter contained herein. This Merger Protocol supersedes any and all earlier agreements, either verbally or in writing, between the Parties in relation to the subject matter contained herein, with the exception of the terms of the Confidentiality Agreement.

18.5.	Further Assurances

Each of the Parties shall sign any documents and perform any further acts as reasonably necessary to satisfy their respective obligations in this Merger Protocol.

18.6.	Amendment

This Merger Protocol may only be amended by written agreement between the Parties.

18.7.	Counterparts

This Merger Protocol may be executed in any number of counterparts.

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18.8.	No third-party stipulation

Unless expressly stated otherwise in this Merger Protocol, no provision of this Merger Protocol shall be construed as creating a third-party stipulation (derdenbeding) within the meaning of article 6:253 DCC.

18.9.	Financing Provisions

Notwithstanding anything to the contrary in this Merger Protocol, each of the Parties hereto and each of its controlled Affiliates hereby: (a) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, against the financial institutions that have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates involved in any such financing, and their and their Affiliates' respective officers, directors, managers, controlling persons, employees, agents and Representatives and their respective successors and assigns (collectively, the "Debt Financing Sources"), shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court, (b) agrees that any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Financing Documents, (c) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources in any way relating to, arising out of or resulting from the Debt Financing or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon the Company or its controlled Affiliates in any such proceeding shall be effective if notice is given in accordance with Clause 17, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against the Debt Financing Sources in any way relating to, arising out of or resulting from the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Debt Financing Sources will have any liability to the Company, any Company Subsidiaries, its Affiliates or any of their respective Representatives (in each case, other than the Offeror and its subsidiaries in accordance with the terms of the Debt Financing Documents to which the Offeror and its subsidiaries are a party) relating to, arising out of or resulting from this Merger Protocol, the Debt Financing, the Debt Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (in each case of the foregoing, other than, following Settlement, claims of the Company or the Company Subsidiaries pursuant to definitive documentation to which the Company or the Company Subsidiaries are a party) and (h) agrees that the Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of this Clause 18.9, and that such provisions shall not be amended in any way materially adverse to the Debt Financing Sources (without the prior written consent of the Debt Financing Sources party to the Debt Financing Documents).

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Notwithstanding anything contained herein to the contrary, nothing in this Clause 18.9 shall in any way affect any party's or any of their respective Affiliates' rights and remedies under any binding agreement to which such party (or its Affiliate) and a Debt Financing Source is a party, including the Debt Financing Documents.

19.	Governing Law and jurisdiction
19.1.	Governing law

This Merger Protocol and any non-contractual obligations arising out of or in connection with it are governed by and are to be construed in accordance with Dutch law.

19.2.	Jurisdiction

All disputes arising in connection with this Merger Protocol, or any agreements resulting therefrom, unless the relevant agreement provides otherwise, will be settled under the rules of the Netherlands Arbitration Institute (Nederlands Arbitrage Instituut or NAI) (www.nai-nl.org) (the "Rules") and, unless the relevant agreement provides otherwise:

19.2.1.	the arbitral tribunal will consist of three (3) arbitrators, appointed in accordance with the Rules;
19.2.2.	the place of arbitration will be Amsterdam, the Netherlands;
19.2.3.	the language of the proceedings will be English;
19.2.4.	the arbitrators will decide according to the rules of law (regelen des rechts); and
19.2.5.	the arbitral award will be final and binding.
19.3.	Binding advice in relation to Company Material Adverse Change
19.3.1.	If the Offeror considers that the Commencement Condition set out in Clause 5.1.12 or the Offer Condition set out in Clause 5.6.12, as the case may be, has not been satisfied, the Offeror may give written notice to the Company, together with its explanations and, where practicable, supported by documentation.
19.3.2.	If, following such notice, the Company disagrees with the Offeror's position, the Company shall respond within three (3) Business Days in writing stating, in detail and supported by documents where possible, that it disagrees with such Commencement Condition or such Offer Condition, as the case may be, not having been satisfied (a "Notice of Disagreement").
19.3.3.	If the Company has sent a Notice of Disagreement to the Offeror in accordance with Clause 19.3.2, the Offeror shall reply within three (3) Business Days in writing thereto responding to the arguments raised by the Company in its Notice of Disagreement (a "Counter-Notice of Disagreement").
19.3.4.	Either Party shall be entitled upon lapse of three (3) Business Days from the Counter-Notice of Disagreement to submit the dispute in writing, with a copy to the other Party, to the Netherlands Arbitration Institute (Nederlands Arbitrage
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Instituut) (NAI), who shall subsequently share the dispute with a binding advisor ("Binding Advisor") who shall settle the matter by way of binding advice (bindend advies) ("Binding Advice") under articles 7:900 et seq. of the DCC and in accordance with the Binding Advice Rules of the Netherlands Arbitration Institute and the terms as set out in Schedule 6 (Binding Advice). To the extent that the terms as set out in Schedule 6 (Binding Advice) are inconsistent with the terms as set out in the Binding Advice Rules of the Netherlands Arbitration Institute, the terms agreed upon in Schedule 6 (Binding Advice) shall prevail. The Binding Advisor shall be appointed in accordance with Article 14 of the Binding Advice Rules of the Netherlands Arbitration Institute.

19.3.5.	The Binding Advisor shall decide as binding advisor, not as arbitrator. The Parties shall fully cooperate with the Binding Advisor and shall provide him or her promptly with all information that he or she reasonably requires. The Binding Advice shall be rendered within ten (10) Business Days after the dispute having been referred to the Binding Advisor or such shorter period as the Parties may agree. Notwithstanding the previous sentence, (i) if the Binding Advice relates to the Offer Condition set out in Clause 5.6.12, the Binding Advice shall be rendered no later than noon CET on the Business Day before the Unconditional Date, and (ii) if the Binding Advice relates to the Commencement Condition set out in Clause 5.1.12, the Binding Advice shall be rendered no later than noon CET on the Business Day before the Ultimate Launch Date.
19.3.6.	The Binding Advice shall be binding upon the Parties (save in the case of manifest error) and each of the Parties shall fully comply with the Binding Advice and the content thereof in respect to the Commencement Condition set out in Clause 5.1.12 or the Offer Condition set out in Clause 5.6.12, as the case may be. If the Binding Advice is not rendered by noon CET on the Business Day before (i) the Ultimate Launch Date in relation to the Commencement Condition set out in Clause 5.1.12 or (ii) the Unconditional Date in relation to the Offer Condition set out in Clause 5.6.12, the Offeror may (x) invoke the Commencement Condition set out in Clause 5.1.12 subject to the extension requirement as set out in Clause 3.2, or (y) the Offer Condition set out in Clause 5.6.12 subject to the extensions requirement as set out in Clause 3.5.2 or Clause 3.5.4, as the case may be (without prejudice to the Company's right to continue to challenge the exercise of such right after the Offeror has invoked the relevant condition).
20.	language

All demands, requests, statements, certificates or other documents or communications to be provided in connection with this Merger Protocol must be in English or accompanied by an English translation; in this case the English translation prevails unless the document or communication is a statutory or other official document or communication.

21.	Representations and warranties of the company
21.1.	Except as set forth in and as qualified by (i) the information and documentation fairly disclosed by the Company in the Data Room (provided, that nothing in the Data Room shall modify the representations and warranties set forth in Clause 21.3) or in the disclosure letter dated as of the date hereof, delivered to the Offeror by the Company on or prior to
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entering into this Merger Protocol (the "Company Disclosure Letter"), and (ii) (A) any report (including the annual report, the management board report and audited financial statements and interim financial statements), schedule, form, statement or other document of the Company published, filed with or furnished with Euronext Amsterdam or the AFM on or after 1 January 2022, (B) any of the Company’s press releases and investor presentations currently available on the Company’s website and made available on or after 1 January 2022, (C) the Company's filings and notifications made through the AFM on or after 1 January 2022, (D) any disclosures made on or after 1 January 2022 pursuant to applicable Dutch and European laws and regulations, including the MAR, the Transparency Directive (Directive 2004/109/EC), and the Prospectus Regulation (Regulation (EU) 2017/1129, and (E) any other public disclosures made on or after 1 January 2022 by or on behalf of the Company on the Company's website and the AFM's public register, in each case, publicly available at least two (2) Business Days prior to the date hereof (collectively, the "Company Reports") (but excluding any forward-looking disclosures set forth in any "risk factors" section, any disclosures in any "forward-looking statements" section and any other disclosures included therein to the extent they are cautionary, predictive or forward-looking in nature, it being understood that any factual information contained within such sections shall not be excluded), the Company hereby represents and warrants to the Offeror, as at the date hereof, as set forth in this Clause 21, subject to the limitations set forth in Clause 23.

21.2.	Organization and Good Standing.
21.2.1.	The Company, and each of the Group Companies, is an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable law) under the laws of its respective jurisdiction of organization, except where the failure to be so organized, existing or in good standing when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Company Material Adverse Change. Each of the Company and its Company Subsidiaries has all requisite corporate, company or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Company Material Adverse Change.
21.2.2.	To the Company's knowledge, no Group Company is or is reasonably expected to become subject to any form of insolvency, bankruptcy, suspension of payments, dissolution, agreement with creditors or any other form of loss of free management or forced disposal or liquidation of property in any jurisdiction.
21.3.	Capitalization.
21.3.1.	Recitals (3) and (4) correctly reflect the details of the Company’s share capital as of the date of this Merger Protocol.
21.3.2.	Schedule 1 (Company Equity Incentives) correctly reflects the details of any outstanding Equity Incentives, including outstanding Peet’s RSUs, Peet’s PSUs and Peet’s Options as of the date of this Merger Protocol.
21.3.3.	The Issued Shares have been validly issued and fully paid up.
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21.3.4.	No person has the right to subscribe for, call for conversion, issue, sell or transfer any Shares or securities in the share capital of the Company, except for any outstanding Equity Incentives.
21.3.5.	No person has the right to subscribe for, call for conversion, issue, sell or transfer any Shares or securities in the share capital of any Group Company, except for any outstanding Equity Incentives. Except for any outstanding equity incentives, there are no issued (i) securities of the Company or any of the Company Subsidiaries convertible into or exchangeable for shares in the share capital of the Company or any Company Subsidiaries or other voting securities of or ownership interests in the Company or any of the Company Subsidiaries, (ii) warrants, calls, options, shares of phantom stock or phantom stock rights, stock purchase, stock appreciation or other rights or obligations to acquire from the Company or the Company Subsidiaries any shares in the share capital or other voting securities or ownership interests in or any securities convertible into or exchangeable for shares in the share capital or other voting securities or ownership interests in the Company or any of the Company Subsidiaries or (iii) stock options, restricted shares, stock appreciation rights, performance units or similar securities, phantom stock rights or other rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares in the share capital or voting securities of or ownership interests in the Company or any of its Company Subsidiaries, in each case issued by the Company or its Company Subsidiaries.
21.3.6.	Other than the Declared Dividend, no dividends or other distributions of any kind are due and payable by the Company to any of its Shareholders and, since 31 December 2024, no dividends or distributions of any kind have been declared or proposed by the Company.
21.4.	Corporate Authority.

The Company has taken all corporate action to approve the entering into of this Merger Protocol and the transactions contemplated by this Merger Protocol. Assuming due authorization, execution and delivery hereof by the Offeror, the execution and delivery of this Merger Protocol by the Company constitutes a legal and binding obligation of the Company, enforceable in accordance with its terms, subject, as to enforcement, the Bankruptcy and Equity Exceptions.

21.5.	No Conflicts.

Neither the execution and delivery by the Company of this Merger Protocol, the compliance by it with all of the provisions of and the performance by it of its obligations under this Merger Protocol, nor the consummation of the Transaction, will result in any breach or violation of, or a default under, the provisions of the organizational or other governing documents of the Company or any of the Company Subsidiaries or any law applicable to it, except, in each case, for such breaches, violations, or defaults that, individually or in the aggregate, does not constitute a Company Material Adverse Change.

21.6.	Governmental Approvals and Consents.

Except (i) as expressly contemplated by this Merger Protocol, (ii) the filings and/or notices

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with competition authorities, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act, or any other applicable securities law, (iv) compliance with the rules and regulations of the NASDAQ Global Select Market, Euronext Amsterdam, and the AFM, no consent, waiver, approval, authorisation, exemption, registration, licence or declaration of or by, or filing with, any Governmental Entity is required to be made or obtained by the Company in connection with (x) the execution of this Merger Protocol, or (y) the consummation of the Transaction, except in all cases where such failure does not constitute a Company Material Adverse Change.

21.7.	Company Reports and Financial Statements
21.7.1.	The Company has timely filed or furnished, as applicable, the Company Reports with Euronext Amsterdam or the AFM. As of their respective dates, (or if amended prior to the date hereof, as of the date of such amendment), the Company Reports complied in all material respects with requirements under applicable law as in effect at such time regarding the accuracy and completeness of the disclosures contained therein.
21.7.2.	All of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company Reports (i) fairly present (except as may be indicated in the notes thereto and subject in the case of unaudited statements to normal year-end audit adjustments and the absence of footnotes, none of which either individually or in the aggregate are material) in all material respects the consolidated financial position and the results of operations, cash flows and changes in Shareholders' equity of the Company as of the dates thereof, and (ii) have been prepared in all material respects in accordance with IFRS, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments that are not material in amount or nature).
21.7.3.	The Company, at the date hereof, does not possess any price sensitive information which, pursuant to the Applicable Rules it was required to publicly disclose or the disclosure of which it is postponing in accordance with such rules and obligations.
21.7.4.	The public disclosures made by or on behalf of the Company (including, but not limited to, financial statements) are true and accurate in all material respects and do not require any further disclosure or update in order to avoid any such prior disclosure being materially incorrect, misleading or incomplete by reference to the date of the relevant disclosure and the Company has not failed to observe any obligation pursuant to the Applicable Rules to make any such public disclosures.
21.8.	No Brokers

No broker, investment banker, financial advisor or other person, other than Bank of America Europe DAC, Amsterdam branch, is entitled to any broker's, finder's, financial advisor's or other similar based fee or commission in connection with the Transaction as a result of being engaged by the Company or any Company Subsidiary or Affiliate of the Company. The Company has made available to the Offeror complete and correct copies of all agreements under which such fee, commission, or other like payment is payable and all

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indemnification and other agreements under which any such fee or commission is payable.

21.9.	No Other Representations and Warranties
21.9.1.	Except for the representations and warranties made by the Company in this Clause 21 (as qualified by the applicable items disclosed in the introduction to this Clause 21), neither the Company nor any other person makes or has made any representation or warranty, expressed or implied, with respect to or on behalf of the Company or its Company Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Company Subsidiaries or any other matter furnished or provided to the Offeror or made available to the Offeror in the Data Room, management presentations or in any other form in expectation of, or in connection with, this Merger Protocol or the transactions contemplated hereby or by the Transaction.
21.9.2.	The Offeror specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any person, and acknowledges and agrees that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.
21.9.3.	The Company acknowledges and agrees that, except for the representations and warranties made by the Offeror in Clause 22 (as qualified by the applicable items disclosed in the introduction to Clause 22), neither the Offeror nor any other person is making or has made any representations or warranty, expressed or implied, with respect to or on behalf of the Offeror, its business, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Offeror or any other matter furnished or provided to the Company or made available to the Company in the Data Room, management presentations or in any other form in expectation of, or in connection with, this Merger Protocol, or the transactions contemplated hereby or thereby or by the Transaction.
21.9.4.	The Company specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any person, and acknowledges and agrees that the Offeror and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.
22.	Offeror representations and warranties
22.1.	Except as set forth in and as qualified by (i) any report (including the management board report and audited financial statements and interim financial statements), schedule, form, statement or other document of the Offeror filed with or furnished to the SEC on or after 1
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January 2022, and (ii) any of the Offeror's press releases and investor presentations currently available on the Company's website and made available on or after 1 January 2022 and any other public disclosures made on or after 1 January 2022 by or on behalf of the Offeror on the Offeror’s website, in each case, publicly available at least two (2) Business Days prior to the date hereof (but excluding any forward-looking disclosures set forth in any "risk factors" section, any disclosures in any "forward-looking statements" section and any other disclosures included therein to the extent they are cautionary, predictive or forward-looking in nature, it being understood that any factual information contained within such sections shall not be excluded), the Offeror hereby represents and warrants to the Company, as at the date hereof, as set forth in this Clause 22, subject to the limitations set forth in Clause 23.

22.2.	Organization, Good Standing and Qualification.
22.2.1.	The Offeror is duly organized, validly existing and in good standing under the Laws of the State of Delaware, except where the failure to be so organized, existing or in good standing when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have an Offeror Material Adverse Change. The Offeror has all requisite corporate, company or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have an Offeror Material Adverse Change.
22.2.2.	The Offeror is not a party to any reorganization, dissolution, liquidation, wind-up or moratorium action, claim, or similar proceeding against the Offeror in any jurisdiction, and no circumstances exist which would require the Offeror to apply for the opening of such proceedings.
22.3.	Corporate Authority.

The Offeror has taken all corporate action to approve the entering into of this Merger Protocol and the transactions contemplated by this Merger Protocol. Assuming due authorization, execution and delivery hereof by the Company the execution and delivery of this Merger Protocol by the Offeror constitutes a legal and binding obligation of the Company, subject to, as to enforcement, to the Bankruptcy and Equity Exceptions.

22.4.	No Conflicts.

Neither the execution and delivery by the Offeror of this Merger Protocol, the compliance by it with all of the provisions of and the performance by it of its obligations under this Merger Protocol, nor the consummation of the Transaction and the Offer, will result in any breach or violation of, or a default under, the provisions of the organizational or other governing documents of the Offeror, or any law applicable to it, except, in each case, for such breaches, violations, or defaults that, individually or in the aggregate, have not had and are not reasonably expected to have an Offeror Material Adverse Change.

22.5.	Governmental Approvals and Consents.
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Except (i) as expressly contemplated by this Merger Protocol, (ii) the filings and/or notices with competition authorities, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act, or any other applicable securities law, (iv) compliance with the rules and regulations of the NASDAQ Global Select Market and Euronext Amsterdam, no consent, waiver, approval, authorisation, exemption, registration, licence or declaration of or by, or filing with, any Governmental Entity is required to be made or obtained by the Offeror in connection with (x) the execution of this Merger Protocol, or (y) the consummation of the Transaction, except in all cases where such failure does not constitute an Offeror Material Adverse Change.

22.6.	Shareholding

At the date hereof, neither the Offeror nor any member of the Offeror Group holds any Shares.

22.7.	Absence of Certain Agreements

As of the date hereof, neither the Offeror nor any of its Affiliates has entered into any contract, or authorized, committed or agreed to enter into any contract, pursuant to which any Shareholder would be entitled to receive consideration in respect of their Shares of a different amount or nature than the Offer Price or pursuant to which any Shareholder agrees to tender its Shares into the Offer.

22.8.	Certainty of funds

At the date hereof, the Offeror has access to sufficient available funds in order to comply with the Offeror's financial obligations pursuant to this Merger Protocol, and will continue to have such access until and including the Settlement Date.

23.	No Recourse

The Offeror acknowledges and agrees that Clause 21 is solely given for informational purposes and without recourse other than with respect to any matters which cannot be waived under applicable law. The Company acknowledges and agrees that Clause 22 is solely given for informational purposes and without recourse other than with respect to any matters which cannot be waived under applicable law.

[signature page on the next page]

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THUS AGREED AND SIGNED IN ON 24 August 2025

Keurig Dr Pepper, Inc.

/s/ Timothy Cofer
By: Timothy Cofer
Title: Chief Executive Officer

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JDE Peet’s N.V.
/s/ Rafael De Oliveira Oliveira
By: Rafael De Oliveira Oliveira
Title: executive director / CEO

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Schedule 1 (Company Equity Incentives)

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Schedule 2 (Press Release)

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Schedule 3 (Debt Financing Documents)

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Schedule 4 (Articles of Association)

PART I – Amendments to the Company's Articles of Association from Settlement

1.	Deletion of all references to preference shares and meetings of a certain class of shares.
2.	Provide for the authority for the Offeror to convene a general meeting.
3.	Change the authority to adopt certain resolutions to the level of the general meeting instead of the Board, such as:
a.	The issue of shares;
b.	The restriction or exclusion of pre-emptive rights; and
c.	Deciding to make (interim) distributions,

unless the Offeror confirms that it is necessary or desirable for the Board to retain or acquire certain powers and authorities, to carry out the necessary steps of a Post-Closing Restructuring Measure in an efficient manner.

4.	Remove the requirements that resolutions can only be adopted by the general meeting following a proposal by the Board, such as:
a.	Capital reduction;
b.	The appointment of executive directors and non-executive directors;
c.	Amendments of the Articles of Association; and
d.	Decision to dissolve the Company and liquidation of the Company's affairs,

unless the Offeror confirms that it is necessary or desirable for the Board to retain or acquire the right to make certain proposals or to adopt certain resolutions, to carry out the necessary steps of a Post-Closing Restructuring Measure in an efficient manner.

5.	Provide that the general meeting sets the applicable remuneration policy for directors of the Company, without a proposal thereto by the Board.
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6.	Provide that the general meeting will be authorized to rule that certain decisions by the Board must be subject to the approval of the general meeting.

PART II – Amendments to the Company's Articles of Association from Delisting

1.	Conversion of the Company into a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) and all changes in relation thereto including but not limited to deletion of the authorised capital
2.	Delete references to the registration date and amend the convocation period for general meetings to 8 days.
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Schedule 5 (Non-financial Covenants)

1.	Strategy AND STRUCTURE
1.1.	The Offeror confirms the growth potential of the Group and intends to explore and invest in existing and new opportunities to expand the Group's business.
1.2.	The Offeror shall maintain the Company's international headquarters and R&D center in the Netherlands.
1.3.	For as long as the Shares remain listed on Euronext Amsterdam, the Company will continue to adhere to the Dutch Corporate Governance Code, except to the extent (i) agreed otherwise in this Merger Protocol or (ii) the Company currently does not comply with the relevant best practice provision of the Dutch Corporate Governance Code.
2.	Development and sourcing
2.1.	The Offeror acknowledges the importance of sustainable development and sourcing and, to the extent permitted by applicable law, intends to support the Group's continued efforts in these areas, including through the "Common Grounds Programme" as set out on page 90 of the Company's 2024 Annual Report.
3.	Employees
3.1.	The existing rights and benefits of the Group's employees shall be respected by the Offeror, including existing rights and benefits under their individual employment agreements, collective labour agreements, Company Equity Plans.
3.2.	The social policies and social plans that are applicable to the Group shall be respected by the Offeror.
3.3.	The existing pension arrangements and the pension rights of the Group's current and former employees shall be respected by the Offeror.
3.4.	The Group's current employee consultation structure shall be respected by the Offeror.
3.5.	The Offeror recognises the existing rights of and arrangements with works councils, trade unions and any employee representative body within the Group, and shall respect these rights and arrangements.
3.6.	The Offeror intends to use reasonable efforts to retain key managers and (other) employees of the Group as much as reasonably possible to the extent this fits within the Offeror’s strategy and budget.
3.7.	The Offeror agrees that the Group intends to continue to strive for a culture of excellence, where qualified employees are offered attractive training and career progression opportunities.
4.	Minority shareholders
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4.1.	The Offeror shall procure that until the earlier of (i) completion of the Post-Closing Merger, (ii) the Offeror otherwise having obtained 100% of the Shares, or (iii) the irrevocable commencement of any Buy-Out Proceedings for at least the Offer Price, the Company will, save as otherwise provided in this Merger Protocol, not take any of the following actions:
4.1.1.	issue additional shares for a cash consideration to any person (other than members of the Group) without offering pre-emption rights to minority Shareholders;
4.1.2.	agree, and procure that no members of the Group agrees, to and enter into a related party transaction with any material Shareholder or other person which is not at arm's length; or
4.1.3.	take any other action or vote in favour of any resolution which disproportionately prejudices the value of, or the rights relating to the minority shareholding.
5.	financing

The Offeror intends that the combined post-closing coffee business of the Offeror Group and the Group will be prudently capitalised and financed to safeguard business continuity.

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Schedule 6 (Binding Advice)

1.	These terms indicate the proceedings and the basis for the Binding Advice in respect of the matters in dispute between the Parties (the "Matters in Dispute").
2.	The Matters in Dispute are to be set out in the Parties' respective Notice of Disagreement and Counter-Notice of Disagreement and any notice delivered by the Offeror under Clause 19.3. The Parties agree that such notices together set out all of the Matters in Dispute between the Parties which are to be the subject of the Binding Advice process contemplated herein.
3.	The Binding Advisor shall be entitled to make such additional enquiries as he or she may determine in his or her discretion ("Enquiries") to assist with the Binding Advice. Any such Enquiries will be made in writing jointly to the Parties setting out the issues that the Binding Advisor considers that either or both Parties should address.
4.	The Binding Advisor shall ensure that either Party has a reasonable opportunity to present its arguments, taking into account the timeframe to render the Binding Advice, and shall treat the Parties equally.
5.	The Binding Advisor may seek advice from experts where there is any question or issue arising from any of the information submitted which require specialist expertise outside the scope of the Binding Advisor's own expertise. In the event the Binding Advisor decides to obtain external advice, he or she will make the requirement known to the Parties.
6.	The Parties require this dispute to remain confidential between them, the Binding Advisor and any expert engaged by the Binding Advisor. The Binding Advisor agrees to observe and ensure such confidentiality and to ensure that all documentation and correspondence remain confidential. The Binding Advisor will not disclose any confidential information concerning the Parties' business to third parties without the relevant Party's prior written consent unless otherwise required by law, a court of competent jurisdiction or any Governmental Entity.
7.	The Binding Advisor shall render his or her Binding Advice as amiable compositeur. The Binding Advice shall be final and binding on the Parties as regards the fulfilment or waiver of the Commencement Condition or Offer Condition, as the case may be.
8.	The Binding Advice shall set out in writing, for each of the Matters in Dispute, a decision as to the fulfilment or waiver of the relevant Commencement Condition, or Offer Condition, and a brief explanation of the basis upon which the Binding Advisor reached his Binding Advice.
9.	Costs of the Binding Advisor will be shared equally between the Parties unless the Binding Advisor determines that either of the Offeror and the Company was unreasonable in its approach to the Matters in Dispute in which case the Binding Advisor, in its sole discretion, may apportion such fees as he or she sees fit.
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Definitions Schedule

"Acceptance Threshold" has the meaning given in Clause 5.6.1;

"Adverse Recommendation Change " has the meaning given in Clause 3.8.2;

"Affiliate" means, with respect to any person, any other person directly or indirectly Controlling, Controlled by or under Common Control with such person;

"AFM" has the meaning given in Clause 3.1;

"Alternative Proposal" has the meaning given in Clause 12.1.1;

"Applicable Rules" has the meaning given in Clause 3.3.1;

"Articles of Association" has the meaning given in Clause 11.1.3;

"Bankruptcy and Equity Exceptions" means any exceptions to the enforceability due to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability now or hereafter in effect, relating to or affecting creditors' rights generally and general principles of equity, whether considered in a proceeding at law or in equity;

"Bidding Rules" has the meaning given in Clause 3.3.1;

"Binding Advice" has the meaning given in Clause 19.3.4;

"Binding Advisor" has the meaning given in Clause 19.3.4;

"Board" has the meaning given in Recital (10);

"Break Fee" has the meaning given in Clause 16.3.1;

"Business Day" shall mean any day other than a Saturday, Sunday or legal holiday on which (i) Euronext Amsterdam is generally closed in the Netherlands for business or (ii) commercial banks in New York, New York, United States of America are required by applicable law to close, except where it is used to refer to terms set out in the Decree, in which case it means any working day designated as such in the Algemene Bank-CAO;

"Buy-Out Proceedings" has the meaning given in Clause 11.2.1;

"Code" means the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder;

“Collective Bargaining Agreement” means each collective bargaining or labour agreement to which the Company or any of its Company Subsidiaries is a party that pertains to employees of the Group;

"Commencement Conditions" has the meaning given in Clause 5.1;

"Commencement Date" has the meaning given in Clause 3.2;

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"Company" has the meaning given in the Preamble;

“Company Benefit Plans” means each employee benefit plan, and any other plan, policy, program, practice or agreement (whether written or unwritten, qualified or nonqualified, funded or unfunded, foreign or domestic) providing compensation or other benefits to any current or former employees, consultants or independent contractors (or to any dependent or beneficiary thereof) that is maintained, sponsored or contributed to by the Group, or under which the Group has any liability, including all incentive, bonus, pension, profit sharing, retirement or supplemental retirement, deferred compensation, severance, vacation, paid time off, holiday, relocation, repatriation, medical, disability, death benefit, workers' compensation, fringe benefit, change in control, employment, collective bargaining, cafeteria, dependent care, employee assistance program, education or tuition assistance programs, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices, agreements or arrangements.

"Company Credit Facility" means that certain Facilities Agreement, dated March 5, 2021 (as amended on June 28, 2021 and on November 15, 2021 and as amended and restated on March 7, 2022) made between, among others, the Company as company and J.P. Morgan SE as agent;

"Company Disclosure Letter has the meaning given in Clause 21.1;

"Company Equity Plans has the meaning given in Clause 3.11.1(A);

"Company EOP" has the meaning given in Clause 3.11.1(A)(2);

"Company EOP Equity" has the meaning given in Clause 3.11.1(A)(2);

"Company Holdco" has the meaning given in Clause 11.3.6(A);

"Company Holdco Articles" has the meaning given in Clause 11.3.6(A);

"Company LTIP" has the meaning given in Clause 3.11.1(A)(1);

"Company Matching RSUs" has the meaning given in Clause 3.11.1(A)(3);

"Company Material Adverse Change" means any change, event, development, occurrence or circumstance or effect (any such items an "Effect") that, individually or together with other Effects, has or could reasonably be expected to have a material adverse effect on the business, operations or financial condition of the Group, taken as a whole, as the case may be, provided, however, that for the purpose of determining whether there has been a Company Material Adverse Change, the following Effects will not be taken into account:

(a)	changes or conditions generally affecting the industries in which the Group operates;
(b)	any natural disaster, pandemic, the outbreak or escalation of war or hostilities, sabotage, military action, act of god, armed hostilities, acts of terrorism, or any escalation or worsening thereof;
(c)	changes in economic, (geo)political or market conditions (including volatility in interest rates, disruption of supply chain in one or more material markets, changes in exchange rates for the currencies of any country, any suspension of trading in any type of securities,
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trade disputes or the imposition of trade (counter)sanctions, restrictions or tariffs or the loss of licenses thereunder) or nationalizations, including any adverse development regarding the United States of America, the Russian Federation and the European Union, its member states (including member states leaving such union) and the Euro zone (including one or more member states leaving or forced to leave such zone);

(d)	changes or prospective changes in applicable laws or regulations or generally accepted accounting principles, or the interpretation or enforcement thereof;
(e)	any failure, in and of itself, by the Company or the Group to meet any internal or published projections, forecasts or revenue or earnings predictions (provided, however, that, in the case of this paragraph the underlying cause for such failure may be considered in determining whether there may be a Company Material Adverse Change);
(f)	the credit, financial strength or other ratings of the Company or the Group (provided, however, that, in the case of this paragraph, the underlying cause for such change, event, circumstance or effect relating to credit, financial strength or other ratings may be considered in determining whether there may be a Company Material Adverse Change);
(g)	any Effect resulting from any act or omission of the Offeror, whether before or after the date of execution of this Merger Protocol, including any action taken or omitted to be taken by the Company or any other member of the Group with the Offeror’s written consent or at the Offeror’s direction (or not taken where such consent has been withheld) or compliance by the Company with the terms of, or that taking of any action required by, the Merger Protocol;
(h)	any Effect resulting from (i) the entry into, execution, performance (including the taking of any action required hereby or the failure to take any action prohibited hereby) of this Merger Protocol, (ii) the announcement of this Merger Protocol, the Offer and the Transaction, or (iii) the making or implementation of the Offer; provided that this clause (h) shall not apply to any representation or warranty set forth in Clause 21.5;
(i)	a breach of this Merger Protocol or applicable law by the Offeror; or
(j)	any litigation having been commenced by shareholders of the Company in relation to the Offer, the Post-Closing Restructuring Measures or the Other Post-Closing Restructuring Measures;

and provided, however, that if any adverse Effect described in subparagraphs (a), (b), (c) and (d) has or would reasonably be expected to have a materially disproportionate adverse effect on the Group, taken as a whole, as compared to similarly situated companies in the industries in which the Group operates, the impact of such Effect shall be included for purposes of determining whether a Company Material Adverse Change has occurred or could reasonably be expected to occur in accordance with Clause 5.1.12 or Clause 5.6.12;

"Company Options" has the meaning given in Clause 3.11.1(A)(1);

"Company PSUs" has the meaning given in Clause 3.11.1(A)(1);

"Company RSUs" has the meaning given in Clause 3.11.1(A)(1);

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"Company Representations and Warranties" has the meaning given in Clause 9.1;

"Company Senior Notes" means the Company's €750.0 million 0.000% Notes due 2026 (the "2026 Notes"), $750.0 million 1.375% Notes due 2027 (the "2027 Notes"), €600.0 million 0.625% Notes due 2028 (the "2028 Notes"), €750.0 million 0.500% Notes due 2029 (the "2029 Notes"), €500.0 million 4.125% Notes due 2030 (the "2030 Notes"), $500.0 million 2.250% Notes due 2031 (the "2031 Notes"), €500.0 million 1.125% Notes due 2033 (the "2033 Notes") and €500.0 million 4.500% Notes due 2034 (the "2034 Notes");

"Company Senior Notes Documentation" means the Agency Agreement, dated 28 May 2021, by and among the Company, Deutsche Bank AG, London Branch, as fiscal agent, paying agent, transfer agent and calculation agent and Deutsche Bank Luxembourg S.A., as registrar, relating to the Company’s 2026 Notes, 2028 Notes, 2029 Notes and 2033 Notes, the Amended and Restated Agency Agreement, dated 12 May 2023, by and among Company, Deutsche Bank AG, London Branch, as fiscal agent, paying agent, transfer agent and calculation agent and Deutsche Bank Luxembourg S.A., as registrar, relating to the Company’s 2030 Notes and 2034 Notes, and the Fiscal and Paying Agency Agreement, dated 24 September 2021, by and among the Company, Deutsche Bank Trust Company Americas, as fiscal agent, paying agent, transfer agent and registrar, relating to the Company’s 2027 Notes and 2031 Notes;

"Company Splitco" has the meaning given in Clause 11.3.9(A);

"Company Splitco Share" has the meaning given in Clause 11.3.10(B);

"Company SPP" has the meaning given in Clause 3.11.1(A)(1);

"Company Sub" has the meaning given in Clause 11.3.6(A);

"Company Sub Articles" has the meaning given in Clause 11.3.6(A);

"Company Sub Shares" has the meaning given in Clause 11.3.6(B);

"Company Subsidiaries" means any and all persons with respect to which now or hereafter the Company, directly or indirectly, holds more than fifty percent (50%) of the voting power at general meetings, or has the power to appoint and to dismiss a majority of the directors or otherwise to direct the activities of such person;

"Company Representations and Warranties" has the meaning given in Clause 9.1;

"Competing Offer Notice" has the meaning given in Clause 13.2.1;

"Competition Authority" means any national competition authority in any country in which the Offeror determines a notification is required and should be made in respect of the Offer;

"Competition Condition" has the meaning given in Clause 5.6.20;

"Competition Laws" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended and all other applicable laws issued by any Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including such laws of any jurisdiction;

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"Competing Offer" has the meaning given in Clause 13.1;

"Confidentiality Agreement" has the meaning given in Recital (7);

"Consents" has the meaning given in Clause 7.1.1;

"Control" means, with respect to the relevant person, (i) the direct or indirect ownership or control of more than 50% (fifty percent) of the (a) ownership interests or (b) voting power at the general meeting or a similar body, of that body, or (ii) the right or ability to (a) appoint or remove or (b) direct the appointment or removal of, such number of the members of the management board or similar body of that person with the decisive voting power in such body, and the terms "Controlled by", "Controls" and "under Common Control" shall be construed accordingly;

"Counter-Notice of Disagreement" has the meaning given in Clause 19.3.3;

"Data Room" means the online data room hosted by Ansarada made available to the Offeror from August, 1 2025 up to and including August 24, 2025, named ‘Project Juncture’;

"DCC" has the meaning given in Clause 3.3;

"Debt Financing" has the meaning given in Clause 4.2.1;

"Debt Financing Documents" has the meaning given in Clause 4.2.1;

"Debt Financing Sources" has the meaning given in Clause 18.9;

"Decree" has the meaning given in Clause 3.3.1;

"Delisting" has the meaning given in Clause 3.10.2(E);

"Demerger" has the meaning given in Clause 11.3.9(A);

"Demerger Explanatory Notes" has the meaning given in Clause 11.3.9(A);

"Demerger Proposal" has the meaning given in Clause 11.3.9(A);

"Demerger Share Purchase Agreement" has the meaning given in Clause 11.3.10(B);

"Demerger Share Sale Purchase Price" has the meaning given in Clause 11.3.10(B);

"Demerger Share Sale" has the meaning given in Clause 11.3.10(B);

"Demerger Share Transfer Deed" has the meaning given in Clause 11.3.10(B);

"Dutch Corporate Governance Code" means the Dutch Corporate Governance Code dated 24 June 2025;

"Dutch Works Council" has the meaning given in Clause 5.1.3;

"EGM" has the meaning given in Clause 3.10.1;

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"EGM Documentation" has the meaning given in Clause 3.10.4;

"Enquiries" has the meaning given in paragraph 3 of Schedule 6 (Binding Advice);

"Equity Financing" means any equity financing by the Offeror or any of its Affiliates or in connection with or in contemplation of the Transaction and/or the Spin-Off, including any Structured Equity Financing;

"Equity Incentives" has the meaning given in Recital (5);

"Equity Investor" means the investor(s) named in any structured equity commitment letter by and between the Offeror and/or any of its Affiliates and the Equity Investor;

"Euronext Amsterdam" has the meaning given in Recital (1);

"European Works Council" has the meaning given in Clause 5.1.4;

"Exclusivity Period" has the meaning given in Clause 12.1.1;

"Explanatory Notes" has the meaning given in Clause 11.3.6(B);

"Fairness Opinion" has the meaning given in Recital (11);

"Financing" means any Debt Financing, Permanent Debt Financing or any Equity Financing;

"First Announcement" has the meaning given in Recital 3.1;

"Governmental Entity" means a multinational, national, state, provincial or local authority, quasigovernmental authority, court, government, commission, tribunal, or any regulatory, taxing, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing in the Netherlands, the United States, the European Union or any other country;

"Group" or "Group Companies" means the Company and the Company Subsidiaries;

"Holdco Dissolution" has the meaning given in Clause 11.3.7(C);

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

"IFRS" means International Financial Reporting Standards, as in effect from time to time and as issued by the International Accounting Standards Board and as endorsed for use in the European Union by the European Commission; "Independent Director" has the meaning given in Clause 11.6.2;

"Interim Period" has the meaning given in Clause 10.1;

"Irrevocable Undertakings" has the meaning given in Recital (13);

"Issued Shares" has the meaning given in Recital (4);

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"Key Employee" means (i) members of the Company's executive committee, (ii) persons at the level of the Company's executive committee minus 1 with the bands A to D (inclusive), or (iii) persons with the title of senior director or above at the level of Peet’s Coffee, Inc.;

"knowledge" means the actual knowledge of any individual identified as an executive officer of such party in the Form 10-K filed most recently by the Offeror with the SEC (in the case of the knowledge of the Offeror) or in the annual report filed most recently by the Company with the AFM (in the case of knowledge of the Company);

"Liquidator" has the meaning given in Clause 11.3.7(C);

"Long Stop Date" means the date falling eighteen (18) months after the date of this Merger Protocol;

"Major Shareholder" has the meaning given in Recital (13);

"MAR" has the meaning given in Clause 3.3.1;

“Material Contract” has the meaning given in Clause 10.2.13;

"Matters in Dispute" has the meaning given in paragraph 1 of Schedule 6 (Binding Advice);

"Merger Aggregate Minority Cash Out Amount" has the meaning given in Clause 11.3.7(B)(1);

"Merger Code" has the meaning given in Clause 3.3.1;

"Merger Offeror Net Amount" has the meaning given in Clause 11.3.7(B)(2);

"Merger Proposal" has the meaning given in Clause 11.3.6(B);

"Merger Publication" has the meaning given in Clause 11.3.6(C);

"Merger Share Purchase Agreement" has the meaning given in Clause 11.3.7(B);

"Merger Share Sale" has the meaning given in Clause 11.3.7(B);

"Merger Share Sale Purchase Price" has the meaning given in Clause 11.3.7(B);

"Merger Share Transfer Deed" has the meaning given in Clause 11.3.7(B);

"Minority Cash Note" has the meaning given in Clause 11.3.7(B)(1);

"Non-Financial Covenants" has the meaning given in Clause 11.6.1;

"Non-Financial Covenants Term" has the meaning given in Clause 11.6.1;

"Notice of Disagreement" has the meaning given in Clause 19.3.2;

"Offer" has the meaning given in Recital (8);

"Offer Conditions" has the meaning given in Clause 5.6;

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"Offer Memorandum" has the meaning given in Clause 3.6.1;

"Offer Period" has the meaning given in Clause 3.5.1

"Offer Price" has the meaning given in Clause 3.4.1;

"Offeror" has the meaning given in the Preamble;

"Offeror Group" means the Offeror and its Affiliates, but excluding the Group;

"Offeror Material Adverse Change" means any change, event, development, occurrence or effect that prevents or materially impairs the ability of the Offeror to consummate the Transaction;

"Ordinary Shares" has the meaning given in Recital (3);

"Other Post-Closing Restructuring Measures" has the meaning given in Clause 11.4.1;

"Outstanding Capital" means the Company's issued share capital (geplaatst kapitaal) on a fully diluted basis and reduced with any Shares for which Book 2 of the DCC provides that no votes can be cast on such Shares;

"Party" has the meaning given in the Preamble;

"Peet’s EOP" has the meaning given in Clause 3.11.1(A)(5);

"Peet’s LTIP" has the meaning given in Clause 3.11.1(A)(4);

"Peet’s Matching RSUs" has the meaning given Clause 3.11.1(A)(5);

"Peet’s Options" has the meaning given in Clause 3.11.1(A)(4);

"Peet’s PSUs" has the meaning given in Clause 3.11.1(A)(4);

"Peet’s RSUs" has the meaning given Clause 3.11.1(A)(4);

"Permanent Debt Financing" means any public offering or private placement of debt securities by the Offeror or any of its Affiliates in lieu of the Debt Financing or in connection with or in contemplation of the Transaction and/or the Spin-Off;

"Position Statement" has the meaning given in Clause 3.9;

"Post-Closing Acceptance Period" has the meaning given in Clause 3.5.6;

"Post-Closing Demerger" has the meaning given in Clause 11.3.10;

"Post-Closing Demerger Resolutions" has the meaning given in Clause 3.10.2(A);

"Post-Closing Merger" has the meaning given in Clause 11.3.7(D);

"Post-Closing Merger Resolutions" has the meaning given in Clause 3.10.2(A);

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"Post-Closing Restructuring Measures" means the Post-Closing Merger and the Post-Closing Demerger;

"Post-Closing Restructuring Resolutions" has the meaning given in Clause 3.10.2(A);

"Post-Closing Restructuring Threshold" has the meaning given in Clause 3.10.2(A);

"Potential Competing Offer" has the meaning given in Clause 12.2.2;

"Recommendation" has the meaning given in Clause 3.8.1(B);

"Regulation S-K" means Regulation S-K under the Securities Act;

"Regulation S-X" means Regulation S-X under the Securities Act;

"Relevant Persons" has the meaning given in Clause 12.1.1;

"Representative" means, when used with respect to any person, its directors and officers, consultants, legal counsel, investment bankers, advisors, agents and other representatives;

"Required Financial Information" means (a) the financial statements of the Company and its consolidated subsidiaries, in each case (1) prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board applied on a consistent basis for the periods covered thereby and (2) that is required by Regulation S-X and other accounting rules and regulations of the SEC for inclusion in a registration statement to be filed with the SEC with respect to equity or debt securities of the Offeror or its Affiliates or in the Spin-Off Documents of the Spin-Off (as of and for the periods required thereby), including applicable comparison periods, which shall, in the case of financial statements for any fiscal year, have been audited and, in the case of financial statements for any fiscal quarter or year-to-date period (which, for the avoidance of doubt, shall cover the same fiscal quarter or year-to-date period that the Offeror is required to include in such offering documents or Spin-Off Document), shall have been reviewed, by the Company’s independent public accountants in accordance with generally accepted auditing standards in the United States, and (b) such other financial statements, financial data and other information regarding the Company and the Company Subsidiaries of the type and form customarily included in Offering Documents for an offering of debt or equity securities, whether registered under the Securities Act or pursuant to Rule 144A, as applicable for the relevant Financing or in the Spin-Off Documents for the Spin-Off, as applicable; provided, that Required Financial Information shall not include any pro forma financial statements or other pro forma financial information of or relating to the Company or require the Company or any Company Subsidiaries to prepare or deliver any such pro forma financial statements or information;

"Resolutions" has the meaning given in Clause 3.10.2;

"SEC" means U.S. Securities and Exchange Commission;

"Securities Act" means the U.S. Securities Act of 1933, as amended;

"Settlement" has the meaning given in Clause 3.5.5;

"Settlement Amounts" has the meaning given in Clause 4.1;

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"Settlement Date" has the meaning given in Clause 3.5.5;

"Shareholders" has the meaning given in Recital (6);

"Shares" has the meaning given in Recital (6);

"Spin-Off" means any transaction (to be undertaken as soon as practicable after the Settlement) involving a distribution by the Offeror of stock of any Affiliate or direct or indirect subsidiary of the Offeror (including any Group Company) that is intended to be governed in whole or in part by Section 355 of the Code;

“Spin-Off Documents” has the meaning given in Clause 10.7.3;

"Statutory Buy-Out Threshold" has the meaning given in Clause 5.6.1(i);

"Structured Equity Financing" means the transactions contemplated by any structured equity commitment letter by and between the Offeror and/or any of its Affiliates and any Equity Investor;

"Subsequent EGM" has the meaning given in Clause 3.10.3;

"Tax" or "Taxes" means any and all forms of taxes, levies, duties, tariffs, social security contributions, imposts and other similar charges and fees in the nature of tax imposed by any Governmental Entity and any repayment of unlawful state aid in relation thereto, including income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, workers' compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added (including VAT), gains tax and license, registration and documentation fees, severance, occupation, environmental, escheat, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, together with any and all interest, penalties, additions, costs and expenses to tax and additional amounts imposed with respect thereto (whether disputed or not);

"Tax Authority" means any Governmental Entity or other authority of any country or jurisdiction competent to administer, impose or collect any Tax;

"Tax Loss Carry Forwards" means the amount of losses computed in accordance with the applicable Tax law and regulations, which are available to compensate, set off or otherwise reduce any Tax;

"Tender Closing Date" has the meaning given in Clause 3.5.1;

"Tendered, Owned and Committed Shares" has the meaning given in Clause 5.6.1;

"Terminating Party" has the meaning given in Clause 16.1.2;

"Trade Unions" has the meaning given in Clause 5.5;

"Transaction" has the meaning given in Recital (8);

"Treasury Shares" has the meaning given in Recital (4);

"Triangular Merger" has the meaning given in Clause 11.3.6(B);

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"Ultimate Launch Date" means the date that is three (3) Business Days following notification by the AFM of the approval of the Offer Memorandum;

"Unconditional Date" has the meaning given in Clause 3.5.1;

"Update Obligation" has the meaning given in Clause 12.1.3;

"VAT" means within the European Union such Tax as may be levied in accordance with (but subject to derogations from) the Directive 2006/112/EC and outside the European Union any Tax levied by reference to added value, sales and/or consumption;

"WCA" has the meaning given in Clause 3.3.1; and

"Wft" has the meaning given in Clause 3.3.1.

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